

Notice of Annual General Meeting

**To be held in Montreal, Quebec
on Tuesday, January 27, 2009
at 11:00 a.m.**

at the

**Fairmont Queen Elizabeth Hotel
Le Grand Salon
900 René Lévesque Blvd. West
Montreal, Quebec
Canada**

Record Date: Friday, December 12, 2008

Letter to Shareholders
&
MANAGEMENT PROXY CIRCULAR
Dated December 12, 2008

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

TABLE OF CONTENTS

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NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Montreal, Quebec, December 12, 2008

Notice is hereby given that an Annual General Meeting (the "Meeting") of shareholders of CGI GROUP INC. ("CGI" or the "Company") will be held at the Fairmont Queen Elizabeth Hotel, in the Grand Salon, at 900 René-Lévesque Blvd. West, in Montreal, Quebec, Canada, on Tuesday, January 27, 2009, at 11:00 a.m. (local time) for the following purposes:

1)   to receive the report of the directors, together with the consolidated balance sheet and statements of earnings, comprehensive income, retained earnings and cash flows, and the auditors' report for the fiscal year ended September 30, 2008;

2)   to elect directors;

3)   to appoint auditors and authorize the Audit and Risk Management Committee to fix their remuneration;

4)   to transact such other business as may properly come before the Meeting or any adjournment thereof.

The Meeting will be broadcast live on the Company's web site at www.cgi.com. The webcast will also be archived afterwards.

The Management Proxy Circular and form of proxy for the Meeting are enclosed with this Notice.

        By order of the Board of Directors,

André Imbeau
Founder, Executive Vice-Chairman of the Board
and Corporate Secretary

We wish to have as many shares as possible represented and voted at the Meeting, and for this reason, if you are unable to attend the Meeting in person, we would kindly ask you to (i) complete and return the accompanying form of proxy or voting instruction form in the postage prepaid envelope provided for that purpose, (ii) vote by phone, or (iii) vote using the internet. Instructions on how to vote by phone or by using the internet are provided in the Management Proxy Circular that is enclosed with this Notice.

Record Date to Determine Shareholders Eligible to Vote and Attend the Meeting

Only persons shown on the register of shareholders at the close of business on Friday, December 12, 2008, or their proxy holders, will be entitled to attend the Meeting and vote. The register of shareholders is kept by our transfer agent, Computershare Investor Services Inc.

LETTER TO SHAREHOLDERS

Dear fellow shareholders,

Our strong results for the past year demonstrate that fundamentals always matter and that disciplined execution combined with solid governance contribute in a meaningful way to creating shareholder value over time.

CGI was built on a very sound and solid foundation that emphasizes the importance of balancing the interests of our shareholders, clients and employees, whom we call members. Our belief is that a public company must ensure that its key stakeholders' interests are closely aligned.

It is with that objective that CGI has developed management frameworks for each of its key stakeholders. Our Management Foundation, which includes our client, shareholder and member management frameworks, leads to quality and consistency of execution in all our operations through best in class business processes, including well defined performance metrics. All of our operations hold ISO 9001 certification based on the processes contained in our Management Foundation.

We rely on a set of performance indicators comprised of measures related to each of our stakeholders. Some examples of these indicators are: (i) from a client perspective, in 2008 more than 2,000 client interviews were conducted and we achieved a score of 9 out of 10 on average in satisfaction assessments signed by the client, (ii) from a member perspective, the more than 30,000 individual meetings conducted with members to discuss their level of satisfaction and objectives, contributed to our Company having one of the lowest attrition rates in the industry, and (iii) from a shareholder perspective, our close monitoring of the percentage of contribution generated from our operations resulted in our net earnings being consistently among the strongest in our industry.

Our performance metrics are applied throughout the Company. Global, local and comparative results are made visible and are reviewed at all management levels to monitor results. They are also regularly discussed with members at the business unit level. Since our Board members are carefully selected for their operational and financial literacy and for their knowledge and experience in managing large operations, they are in a position to analyze these indicators and provide expert advice on how to continuously improve our performance.

The same principles are used to determine the compensation of our management team at all levels.   Our performance-based approach links their compensation to the achievement of business objectives.   For instance, vesting of stock options and payouts under our profit participation plan are contingent upon the achievement of growth and profitability targets at the business unit and enterprise level.   Stock options that do not vest are forfeited.

Our members are a team of owners, whose greatest satisfaction is being acknowledged for a job well done. An astounding 83 percent of our members are shareholders. This represents the single largest ownership block of CGI. It goes without saying that their interests are closely aligned with yours.

CGI's foundation is solid and we are dedicated to continue delivering superior results.   The Company has a very robust and stable platform for continued accelerated growth. The scope of our operations, the enduring quality of our governance structures, and our well-defined business processes have been designed to continue to ensure that CGI remains financially strong.

We encourage you to read our 2008 Annual Report and Management Proxy Circular in order to become better acquainted with CGI. We are confident that, as you come to know us, you will appreciate the strength of our commitment to our shareholders.

Annual General Meeting and Proxy Voting

CGI's senior leadership will be discussing important initiatives designed to build long term shareholder value at the Annual General Meeting, which will be held on Tuesday, January 27, 2009, at the Fairmont Queen Elizabeth Hotel. On behalf of CGI's Board of Directors and management, we encourage you to attend the meeting in person if you can and, if not, to view the meeting on our web site at www.cgi.com where it will be broadcast live and will be archived immediately afterwards.

The Annual General Meeting is your opportunity to hear firsthand from senior leadership and to ask any questions you may have about the Company.

We encourage you to exercise the power of your proxy by voting your shares by mail, by phone or by using the internet as outlined in the enclosed Circular, or by presenting your signed proxy in person before the start of the meeting.

Yours sincerely,



Serge Godin   Robert Chevrier
Founder and Executive   Lead Director
Chairman of the Board

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular is provided in relation to the solicitation of proxies by the management of CGI GROUP INC. (the "Company" or "CGI") for use at the Annual General Meeting of Shareholders of the Company (the "Meeting") which will be held on Tuesday, January 27, 2009, and at any adjournment thereof. Unless otherwise indicated, the information provided in this Management Proxy Circular that relates to financial information is provided as of September 30, 2008. All other information is, unless otherwise indicated, provided as of December 12, 2008. All currency amounts are shown in Canadian dollars, unless otherwise indicated.

PROXIES

Solicitation of Proxies

The solicitation of proxies will be made primarily by mail. Proxies may also be solicited personally or by telephone by employees of the Company at minimal cost. The Company does not expect to pay any compensation for the solicitation of proxies, but will pay brokers and other persons holding shares for other reasonable expenses for sending proxy materials to beneficial owners in order to obtain voting instructions. The Company has not retained the services of any third party to solicit proxies. Should it decide to do so, the fees payable to the proxy solicitor will not exceed $40,000. The Company will bear all expenses in connection with the solicitation of proxies.

The persons whose appointment to act under the accompanying form of proxy is solicited by the management of the Company are all directors of the Company.

In order to be voted at the Meeting, a proxy must be received by the Corporate Secretary of the Company prior to the Meeting.

The persons whose names are printed on the enclosed form of proxy will vote all the shares in respect of which they are appointed to act in accordance with the instructions given on the form of proxy. **In the absence of a specified choice in relation to any matter to be voted on at the Meeting, or if more than one choice is indicated, the shares represented by the enclosed form of proxy will be voted <u>FOR</u> the matter in question.**

Every proxy given to any person in the form of proxy that accompanies this Management Proxy Circular will confer discretionary authority with respect to amendments or variations to the items of business identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting.

Appointment and Revocation of Proxies

Every shareholder has the right to appoint a person to act on his or her behalf at the Meeting other than the persons whose names are printed in the form of proxy that accompanies this Management Proxy Circular. To exercise this right, the shareholder should insert the nominee's name in the space provided for that purpose in the accompanying form of proxy or prepare another proxy in proper form appointing the nominee. The paper form of proxy or internet voting are the only voting options for shareholders who wish to appoint a person as proxy other than the nominees named on the form of proxy.

A proxy may be revoked at any time by the person giving it to the extent that it has not yet been exercised. A proxy may be revoked by filing a written notice with the Corporate Secretary of the Company. The powers of the proxy holders may also be revoked if the shareholder attends the Meeting in person and so requests.

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Record Date

Only persons shown on the register of shareholders at the close of business on Friday, December 12, 2008, or their proxy holders, will be entitled to attend the Meeting and vote. The register of holders of Class A subordinate voting shares is kept by our transfer agent, Computershare Investor Services Inc.

Voting by Registered Shareholders

Registered shareholders, rather than returning the form of proxy by mail or hand delivery, may vote by phone or by using the internet. Proxies submitted by mail, phone or internet must be received by Computershare Investor Services Inc. by 5:00 p.m., Montreal time, on Monday, January 26, 2009. Alternatively, shareholders who miss the phone and internet proxy return deadline may still submit a paper proxy which must be received by the Corporate Secretary of the Company prior to the Meeting or any adjournment thereof.

Telephone Voting

If a shareholder wishes to vote by phone, a touch-tone phone must be used to transmit voting preferences to a toll free number. Shareholders must follow the instructions of the voice-response system and refer to the form of proxy they received in the mail which provides the toll free number, the holder account number and the proxy access number which are located at the bottom on the front side of the proxy form.

Internet Voting

If a shareholder elects to vote using the internet, the shareholder must access the following web site: www.investorvote.com. Shareholders must follow the instructions that appear on the screen and refer to the form of proxy they received in the mail which provides the holder account number and the proxy access number which are located at the bottom on the front side of the proxy form.

Voting by Non-registered Shareholders

Non-registered shareholders or "beneficial shareholders" are holders whose shares are held on their behalf through a ''nominee'' such as a bank, a trust company, a securities broker or other financial institution. Most of CGI's shareholders hold their shares in this way. Non-registered or beneficial shareholders must seek instructions from their nominees as to how to complete their form of proxy or voting instruction form if they wish to vote their shares themselves. Non-registered shareholders who received this Management Proxy Circular in a mailing from their nominee must adhere to the voting instructions provided to them by their nominee.

Since CGI's registrar and transfer agent, Computershare Investor Services Inc., may not have a complete record of the names of the Company's non-registered shareholders, the transfer agent may not have knowledge of a non-registered shareholder's right to vote, unless the nominee has appointed the non-registered shareholder as proxyholder. Non-registered shareholders who wish to vote in person at the Meeting must insert their own name in the space provided on the form of proxy or voting instruction form, and adhere to the signing and return instructions provided by their nominee. By doing so, non-registered shareholders are instructing their nominee to appoint them as proxyholder.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The Company's authorized share capital consists of an unlimited number of First Preferred Shares ("First Preferred Shares"), issuable in series, an unlimited number of Second Preferred Shares ("Second Preferred Shares"), issuable in series, an unlimited number of Class A subordinate voting shares ("Class A subordinate voting shares") and an unlimited number of Class B shares (multiple voting) ("Class B shares"), all without par value, of which, as of December 12, 2008, 274,145,411 Class A subordinate voting shares and 34,208,159 Class B shares were issued and outstanding.

The following summary of the material features of the Company's authorized share capital is given subject to the detailed provisions of its articles of incorporation.

Class A Subordinate Voting Shares and Class B Shares

Voting Rights

The holders of Class A subordinate voting shares are entitled to one vote per share and the holders of Class B shares are entitled to ten votes per share. As of December 12, 2008, 44.49% and 55.51% of the aggregate voting rights are attached to the outstanding Class A subordinate voting shares and Class B shares, respectively.

Subdivision or Consolidation

The Class A subordinate voting shares or Class B shares may not be subdivided or consolidated unless simultaneously the Class B shares or the Class A subordinate voting shares, as the case may be, are subdivided or consolidated in the same manner and in such an event, the rights, privileges, restrictions and conditions then attaching to the Class A subordinate voting shares and Class B shares shall also attach to the Class A subordinate voting shares and Class B shares as subdivided or consolidated.

Rights upon Liquidation

Upon liquidation or dissolution of the Company or any other distribution of its assets among its shareholders for the purposes of winding up its affairs, all the assets of the Company available for payment or distribution to the holders of Class A subordinate voting shares and holders of Class B shares will be paid or distributed equally, share for share.

Conversion Rights of Class A Subordinate Voting Shares in Specific Circumstances

Subject to what is hereinafter set out, if a take-over bid or exchange bid or an issuer bid, other than an exempt bid (as defined in the articles of incorporation of the Company), for the Class B shares is made to the holders of Class B shares without being made simultaneously and on the same terms and conditions to the holders of Class A subordinate voting shares, each Class A subordinate voting share shall become convertible into one Class B share, at the holder's option, in order to entitle the holder to accept the offer from the date it is made. However, this right of conversion shall be deemed not to come into effect if the offer is not completed by its offeror or if the senior executives and full-time employees of the Company or its subsidiaries and any corporate entity under the control of one or more of such senior executives, as owners, as a group, of more than 50% of the outstanding Class B shares, do not accept the offer.

The articles of incorporation of the Company contain a complete description of the types of bids giving rise to the rights of conversion, provide certain procedures to be followed to perform the conversion and stipulate that upon such a bid, the Company or the transfer agent will communicate in writing to the holders of Class A subordinate voting shares full details as to the bid and the manner of exercising the right of conversion.

Conversion of Class B Shares

Each Class B Share may, from time to time, at the holder's option, be converted into one Class A subordinate voting share.

Issue of Class B Shares

The Company's articles of incorporation provide for pre-emptive rights in favour of holders of Class B shares. Therefore, the Company may not issue Class A subordinate voting shares or securities convertible into Class A subordinate voting shares without offering, in the manner determined by the Board of Directors, to each holder of Class B shares, pro rata to the number of Class B shares it holds, the right to subscribe concurrently with the issue of Class A subordinate voting shares or of securities convertible into Class A subordinate voting shares, as the case may be, an aggregate number of Class B shares or securities convertible into Class B shares, as the case may be, sufficient to fully maintain its proportion of voting rights associated with the Class B shares. The consideration to be paid for the issuance of each Class B share or security convertible into Class B shares, as the case may be, shall be equal to the issue price of each Class A subordinate voting share or security convertible into Class A subordinate voting shares then issued.

The pre-emptive rights do not apply in the case of the issuance of Class A subordinate voting shares or securities convertible into Class A subordinate voting shares:

      (i)   in payment of stock dividends;

      (ii)   pursuant to the stock option plans or share purchase plans of the Company;

      (iii)   further to the conversion of Class B shares into Class A subordinate voting shares pursuant to the articles of incorporation of the Company; or

      (iv)   further to the exercise of the conversion, exchange or acquisition rights attached to securities convertible into Class A subordinate voting shares.

Any holder of Class B shares may assign its pre-emptive rights to other holders of Class B shares.

Dividends

The Class A subordinate voting shares and Class B shares participate equally, share for share, in any dividend which may be declared, paid or set aside for payment thereon. In fiscal 2008, considering, among other matters, the needs for reinvestment in our operations, the scope of investment projects, and the repurchase of outstanding Class A subordinate voting shares under the Company's Normal Course Issuer Bid, the Board of Directors determined that the Company, in keeping with its long-standing practice, would not pay a dividend. The Board of Directors re-evaluates its dividend policy annually.

Amendments

The rights, privileges, conditions and restrictions attaching to the Class A subordinate voting shares or Class B shares may respectively be amended if the amendment is authorized by at least two-thirds of the votes cast at a meeting of holders of Class A subordinate voting shares and Class B shares duly convened for that purpose. However, if the holders of Class A subordinate voting shares as a class or the holders of Class B shares as a class were to be affected in a manner different from that of the other class of shares, such amendment shall, in addition, be authorized by at least two thirds of the votes cast at a meeting of holders of shares of the class of shares so affected in a different manner.

Rank

Except as otherwise provided hereinabove, each Class A subordinate voting share and each Class B share carry the same rights, rank equally in all respects and are to be treated by the Company as if they constituted shares of a single class.

Normal Course Issuer Bid and Share Repurchase

On February 5, 2008 the Board of Directors authorized the renewal of a Normal Course Issuer Bid (the "Issuer Bid") and the purchase of up to 10% of the public float of the Company's Class A subordinate voting shares as at January 31, 2008. The Issuer Bid enables the Company to purchase on the open market through the facilities of the Toronto Stock Exchange up to 28,502,941 Class A subordinate voting shares for cancellation. As at January 31, 2008, there were 289,338,015 Class A subordinate shares of the Company outstanding of which approximately 98.5% were widely held. The Company was authorized to purchase Class A subordinate voting shares under the Issuer Bid commencing on February 7, 2008 and may continue to do so until February 6, 2009, or until such earlier date when the Company completes its purchases or elects to terminate the bid. As of December 12, 2008, the Company had purchased 18,505,768 Class A subordinate voting shares under the Issuer Bid for an average market price plus commission of $10.68, representing an aggregate consideration of $197,713,340.

First Preferred Shares

The First Preferred Shares may be issued from time to time in one or more series and the Board of Directors of the Company has the right to determine, by resolution, the designation, rights, privileges, restrictions and conditions attaching to each series. The First Preferred Shares of each series rank equal to the First Preferred Shares of all other series and rank prior to the Second Preferred Shares, the Class A subordinate voting shares and Class B shares with respect to payment of dividends and repayment of capital. The holders of First Preferred Shares are entitled to receive notice of and attend any shareholders' meetings and are entitled to one vote per share. As of December 12, 2008, no First Preferred Shares were outstanding.

Second Preferred Shares

The Second Preferred Shares may be issued from time to time in one or more series and the Board of Directors has the right to determine, by resolution, the designation, rights, privileges, restrictions and conditions attaching to each series. The Second Preferred Shares of each series rank equal to all other Second Preferred Shares of all other series and rank prior to the Class A subordinate voting shares and Class B shares with respect to payment of dividends and repayment of capital. The Second Preferred Shares are non-voting. As of December 12, 2008, no Second Preferred Shares were outstanding.

Principal Holders of Class A subordinate voting shares and Class B shares

As of December 12, 2008, to the knowledge of the directors and executive officers of the Company, the only persons who beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of CGI's outstanding Class A subordinate voting shares or Class B shares are as follows:

Name	Type of Ownership	Shares – Class "A"		Shares – Class "B"		Shares – Class "A" and "B"		
		Number	%	Number	%	Total % of Equity	Total Number of Votes	Total % of Vote
Serge Godin	Direct and indirect	854,979	0.31%			0.28%	854,718	0.14%
	Control[(a)]			23,007,351	67.26%	7.46%	230,073,510	37.34%
	Control[(b)]			5,209,156	15.23%	1.69%	52,091,560	8.45%
	Control[(c)]			360,582	1.05%	0.12%	3,605,820	0.59%
Total		**854,979**	**0.31%**	**28,577,089**	**83.54%**	**9.55%**	**286,625,608**	**46.52%**
		Number	%	Number	%	Total % of Equity	Total Number of Votes	Total % of Vote
André Imbeau	Direct and indirect	256,794	4.93%			0.08%	256,629	0.04%
	Control[(d)]			3,477,071	10.16%	1.13%	34,770,710	5.64%
	Control[(e)]			798,588	2.33%	0.26%	7,985,880	1.30%
Total		**256,794**	**4.93%**	**4,275,659**	**12.49%**	**1.47%**	**43,013,219**	**6.98%**

(a)   Through 9058-0705 Québec Inc., a company controlled by Mr. Godin.
(b)   Through 3727912 Canada Inc., a company controlled by Mr. Godin.
(c)   Through 9164-7586 Québec Inc., a company controlled by Mr. Godin.
(d)   Through 9088-0832 Québec Inc., a company controlled by Mr. Imbeau.
(e)   Through 9102-7003 Québec Inc., a company controlled by Mr. Imbeau.

As of December 12, 2008, the directors and officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 4,181,915 Class A subordinate voting shares and 34,208,159 Class B shares representing respectively 1.53% of the issued and outstanding Class A subordinate voting shares and 100% of the issued and outstanding Class B shares.

BUSINESS TO BE TRANSACTED AT THE MEETING

The following items of business will be presented to the shareholders at the Meeting:

1.   Presentation of Financial Statements

The consolidated annual financial statements for the fiscal year ended September 30, 2008 and the report of the auditors will be placed before the Meeting. The annual consolidated financial statements are included in our fiscal 2008 Annual Report that was mailed with the Notice of Meeting and this Management Proxy Circular to shareholders who requested the Annual Report. Additional copies of the 2008 Annual Report may be obtained from CGI upon request and will be available at the Meeting.

2.   Election of Directors

Fourteen directors are to be elected to hold office until the close of the next annual general meeting of shareholders or until their successor is elected or appointed. Each of the persons presented in this Management Proxy Circular is proposed to be nominated as a director of the Company and each nominee has agreed to serve as a director if elected.

The persons named as proxies in the enclosed proxy form intend to cast the votes represented by proxy at the Meeting <u>FOR</u> the election as directors of the fourteen persons nominated in this Management Proxy Circular unless shareholders direct otherwise.

3.   Appointment of Auditors

The Audit and Risk Management Committee and the Board of Directors recommend that Deloitte & Touche LLP, Chartered Accountants, the present auditors of the Company, be reappointed as the auditors of the Company to hold office until the next annual general meeting of the Company or until their successors are appointed. Deloitte & Touche LLP were first appointed at the Annual General Meeting of shareholders held on January 27, 1988.

The persons named as proxies in the enclosed proxy form intend to cast the votes represented by proxy at the Meeting <u>FOR</u> the appointment of Deloitte & Touche LLP as auditors and to vote to authorize the Audit and Risk Management Committee to fix the remuneration of the auditors unless shareholders direct otherwise.

NOMINEES FOR ELECTION AS DIRECTORS

The persons whose names are printed in the enclosed form of proxy intend to vote for the election as directors of the proposed nominees whose names are set forth in the following table. Each director elected will hold office until the next annual general meeting of shareholders or until that director's successor is duly elected, unless the office is earlier vacated, in accordance with the relevant provisions of applicable laws.

The information below lists the name of each candidate proposed by the Board of Directors on the recommendation of the Corporate Governance Committee for election as a director; whether the director has been determined by the Board of Directors to be independent of, or related to, the Company; whether the candidate complies with the Company's share ownership guidelines; the candidate's age; the principal occupation; the province and country of residence; the year when the person first became a director; their standing committee memberships; the number of shares of the Company beneficially owned, directly or indirectly, or over which control or direction was exercised, the number of Deferred Stock Units ("DSU"s) of the Company (see the heading *Stock Options and Deferred Stock Units Granted to Directors* below) and the number of stock options of the Company held; as well as the other companies on whose board of directors the candidate serves.

By filling in the accompanying form of proxy, shareholders may vote for all directors or chose to withhold their vote from some or all of the directors proposed for election.

Information relating to shares beneficially owned, or over which control or direction is exercised, as well as information concerning DSUs held, has been provided by each of the candidates as of December 12, 2008.



Claude Boivin
Independent director, complies with share ownership guidelines
Age 74
St-Lambert, Quebec, Canada
Director since 1993
Chair of the Corporate Governance Committee and member of the Human Resources Committee
Class A subordinate voting shares: 104,596 (*)
Deferred Stock Units: 6,169 (+)
Stock options: 44,022

Mr. Boivin held a number of senior positions at Hydro-Québec and was *President and Chief Operating Officer* when he retired in 1992. Mr. Boivin is a director of Héroux Devtek Inc., GLV Inc. and Boralex Power Income Fund.



Bernard Bourigeaud
Independent director, complies with the share ownership guidelines
Age 64
Waterloo, Belgium
Director since 2008
Stock options: 8,000

Mr. Bourigeaud, a chartered accountant, is Chairman of *BJB Consulting*, a CEO to CEO consultancy business. Until September 2007, Mr. Bourigeaud was Chairman and CEO of *Atos Origin S.A.*, a leading global IT services company that he founded in November 2000. Prior to that, he spent eleven years at *Deloitte Haskins and Sells* where he headed the management consulting group. Mr. Bourigeaud is a senior advisor to *Apax Partners S.A.* in France, a director of *Centre d'Etude et Prospective Stratégique*, an independent and multidisciplinary think-tank based in France, and he is advisor to the *National Committee of French Foreign Trade* also based in France. In 2007, Mr. Bourigeaud was appointed Affiliate Professor at *HEC Paris School of Management* and a member of its International Advisory Board. In 2004, he was appointed Chevalier de la Légion d'Honneur.



Jean Brassard
Independent director, complies with share ownership guidelines
Age 64
Brossard, Quebec, Canada
Director since 1978
Member of the Corporate Governance Committee
Class A subordinate voting shares: 238,475 (*)
Class B shares: 1,355,411 (*)
Stock options: 72,500

Mr. Brassard joined the Company in 1978 as a *Vice-President*. He was, until he retired in 2000, *President and Chief Operating Officer* of CGI. He contributed to CGI's growth in Canada, the US and Europe. Mr. Brassard is also a director of a number of non profit organizations. The Board of Directors has determined that Mr. Brassard is an independent director and that he satisfies the independence rules applicable under the rules and regulations of Canadian securities regulatory authorities and under the independence rules applicable in the United States, including the independence rules of the *New York Stock Exchange*.



Claude Chamberland
Independent director, complies with share ownership guidelines
Age 69
St-Lambert, Quebec, Canada
Director since 1998
Member of the Human Resources Committee
Class A subordinate voting shares: 11,396 (*)
Deferred Stock Units: 15,915 (+)
Stock options: 62,123

Mr. Chamberland spent over 37 years with Alcan Inc. covering most management levels and finally retiring as *Executive Vice-President*. His national and international responsibilities were largely related to the management and general management of operating businesses but, at times, included R&D, information technology and construction management. In addition to a number of non-profit organizations, Mr. Chamberland is a member of the advisory council of Hatch Associates Ltd. and a director of La société des technologies de l'aluminium S.T.A.S. Ltée.



Robert Chevrier
Independent director, complies with share ownership guidelines
Age 65
Montreal, Quebec, Canada
Director since 2003
Member of the Audit and Risk Management Committee, of the Human Resources Committee and Lead Director
Class A subordinate voting shares: 10,000 (*)
Deferred Stock Units: 10,200 (+)
Stock options: 44,900

Mr. Chevrier is *President* of Roche Management Co. Inc., a holding and investment company. A chartered accountant, he was previously *Chairman and Chief Executive Officer* of Rexel Canada Inc. (formerly Westburne Inc.). Mr. Chevrier is a director of the following companies: Bank of Montreal, Cascades Inc., Richelieu Hardware Ltd., and Compagnie de Saint-Gobain.



Thomas P. d'Aquino
Independent director, complies with the share ownership guidelines
Age 68
Ottawa, Ontario, Canada
Director since 2006
Member of the Corporate Governance Committee
Deferred Stock Units: 10,590 (+)
Stock options: 35,682

Mr. d'Aquino is *Chief Executive and President* of the Canadian Council of Chief Executives, a position he has held since 1981. He served as a *Special Assistant* to the Prime Minister of Canada and as the founder and chief executive of Intercounsel Limited, a firm specializing in the execution of domestic and international business transactions and advising chief executives on public policy strategies. In addition to non-profit corporations, Mr. d'Aquino is a director of Manulife Financial Corporation and Coril Holdings Ltd.



Paule Doré
Director related to CGI, complies with share ownership guidelines
Age 57
Outremont, Quebec, Canada
Director since 1995
Class A subordinate voting shares: 289,474 (*)
Stock options: 85,000

The Board of Directors has determined that Mrs. Doré is a related director because she was, prior to September 2006, an executive officer of the Company and she continues to serve the Company in her capacity as *Advisor to the Founder and Executive Chairman*. Mrs. Doré joined CGI in 1990 as *Vice-President Communications and Human Resources*, and was *Executive Vice-President and Chief Corporate Officer and Secretary* until her retirement in September 2006. Mrs. Doré is a director of AXA Canada.



Serge Godin
Director related to CGI, complies with share ownership guidelines
Age 59
Westmount, Quebec, Canada
Director since 1976
Class A subordinate voting shares: 854,979 (*)
Class B shares: 28,577,089 (*)
Stock options: 2,940,230

The Board of Directors has determined that Mr. Godin is a related director because, as *Founder and Executive Chairman of the Board*, he ultimately leads CGI's senior executive team. Mr. Godin also owns a majority interest in the Company's Class B shares (see the heading *Principal Holders of Class A subordinate voting shares and Class B shares* above). Mr. Godin co-founded CGI in 1976 and became its first President. Since CGI's inception, Mr. Godin has successfully grown the Company to become Canada's largest independent IT services company and one of the largest independent information technology and business process services firms in the world. Throughout his career, Serge Godin has remained active in a number of organizations promoting economic development. Mr. Godin is a member of the Order of Canada, a Fellow of the Ordre des administrateurs agréés du Québec and serves on the boards of directors of the University of Waterloo and of the Canadian Council of Chief Executives. In 2008, Mr. Godin was inducted as a Laureate into the Canadian Business Hall of Fame.

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André Imbeau
Director related to CGI, complies with share ownership guidelines
Age 59
Beloeil, Quebec, Canada
Director since 1976
Class A subordinate voting shares: 256,794 (*)
Class B shares: 4,275,659 (*)
Stock options: 1,231,225

The Board of Directors has determined that Mr. Imbeau is a related director because, in his role as *Founder, Executive Vice-Chairman of the Board and Corporate Secretary*, Mr. Imbeau is a senior executive of the Company. In addition, he holds an interest in the Company's Class B shares (see the heading *Principal Holders of Class A subordinate voting shares and Class B shares* above). Mr. Imbeau co-founded CGI in 1976 as *Vice-President Finance*. Mr. Imbeau's financial and operational expertise, leadership and strong commitment to teamwork significantly contributed to CGI's track record of maintaining 32 years of consecutive revenue growth. André Imbeau remains responsible for creating value for all stakeholders and plays a key role in CGI's strategic growth initiatives.



David L. Johnston
Independent director, complies with share ownership guidelines
Age 67
St. Clements, Ontario, Canada
Director since 1995
Chair of the Human Resources Committee
Class A subordinate voting shares: 25,026 (*)
Deferred Stock Units: 27,742 (+)
Stock options: 87,169

Mr. Johnston is *President and Vice-Chancellor* of the University of Waterloo following 15 years as *Principal and Vice-Chancellor* of McGill University. He has chaired numerous boards and organizations including the Board of Overseers of Harvard University and the Federal Government's Information Highway Advisory Council. He has authored many books including works on e-business, the information highway and corporate and securities law. Mr. Johnston is a Companion of the Order of Canada. Mr. Johnston is a director of Masco Corporation, Fairfax Financial Holdings Limited and Arise Technologies Inc. He is also a Founding Trustee of the MasterCard Foundation.



Eileen A. Mercier
Independent director, complies with share ownership guidelines
Age 61
Toronto, Ontario, Canada
Director since 1996
Chair of the Audit and Risk Management Committee
Class A subordinate voting shares: 15,774 (*)
Deferred Stock Units: 13,830 (+)
Stock options: 59,140

Mrs. Mercier was previously *Senior Vice-President and Chief Financial Officer* of Abitibi-Price Inc. In addition to non profit organizations, Mrs. Mercier is Chair of the Board of Directors of the Ontario Teachers Pension Plan, a director of ING Bank of Canada, ING Canada Inc., and Teekay Shipping Corp.



Michael E. Roach
Director related to CGI, complies with share ownership guidelines
Age 56
Outremont, Quebec, Canada
Director since 2006
Class A subordinate voting shares: 862,258 (*)
Stock options: 2,740,575

Mr. Roach is a member of CGI's executive management committee and, in his capacity as *President and Chief Executive Officer* of CGI, all operational and corporate functions other than the office of the Vice-Chairman, and the corporate secretariat and planning functions, report to him. Prior his appointment as President and Chief Executive Officer in January of 2006, Mr. Roach was *President and Chief Operating Officer* of CGI. Mr. Roach joined CGI in July 1998 as *Executive Vice-President and General Manager, Telecommunications Information Systems and Services*, after a distinguished career at a major telecommunications company where he held a number of leadership positions. Mr. Roach is a member of the boards of directors of the Conference Board of Canada, the U.S. Conference Board and is a member of the Canadian Council of Chief Executives.

14



Gerald T. Squire
Independent director, complies with share ownership guidelines
Age 70
West Vancouver, British Columbia, Canada
Director since 2003
Member of the Audit and Risk Management Committee and of the Corporate Governance Committee
Class A subordinate voting shares: 25,000 (*)
Deferred Stock Units: 19,214 (+)
Stock options: 62,929

Mr. Squire retired from his position as *President and Chief Executive Officer* of The Co-operators Group in 2002, following 47 years in the insurance sector. Mr. Squire held a number of positions in professional organizations including as Chairman of the Insurance Institute of Canada and as a director of the Insurance Bureau of Canada and the International Cooperative and Mutual Insurance Federation. Mr. Squire is a director of Securican Insurance Company, Sovereign General Insurance Company, and Hayhurst Elias Dudek Inc.



Robert Tessier
Independent director, complies with share ownership guidelines
Age 63
St-Lambert, Quebec, Canada
Director since 2003
Member of the Audit and Risk Management Committee
Class A subordinate voting shares: 11,000 (*)
Deferred Stock Units: 16,664 (+)
Stock options: 57,829

Mr. Tessier is Chairman of the Board of Directors of Gaz Métro inc. Prior to February 6, 2007 he was *President and Chief Executive Officer* of Gaz Métro inc., a position he had held since 1997. Before that he was *President and Chief Executive Officer* of Alstom Canada, a manufacturer of power and railway equipment. Mr. Tessier is a director of AXA Assurances Inc. and is the Chairman of the Investors Group Independent Review Committee.

(*)   Number of shares beneficially owned, or controlled, or directed, directly or indirectly.
(+)   For more information concerning DSUs, please refer to the heading *Remuneration of Directors* below.

COMMITTEE REPORTS

REPORT OF THE HUMAN RESOURCES COMMITTEE

CGI's compensation policy is rooted in its fundamental belief that: "A company with an inspiring dream, unparalleled integrity, a caring, human philosophy and solid values is better able to attract and respond to the profound aspirations of remarkably high-calibre, competent people. These people in turn will seek out a select clientele aware of the Company's values, and they will deliver high-quality services at a competitive price, while respecting the Company's profitability objectives." The growth and profitability generated as a result will allow CGI to continue to offer its shareholders value for their investment.

This belief and our six core Company values drive CGI's compensation programs, which are designed to attract and retain the key talent CGI needs to remain competitive in a challenging market and achieve continued and profitable growth for shareholders. With a strong focus on share ownership and profit-sharing, CGI ensures that all members work together to realize a common vision: to be a world-class information technology and business process outsourcing leader.

Our compensation policy is firmly rooted in the belief that the same principles must apply in measuring performance for all levels of the Company's management. For that reason the same principles that are used to determine the compensation of the named executive officers (the CEO, CFO and the three other most highly compensated executive officers of the Company, hereafter referred to as the "Named Executive Officers") are also applied to all management team members, taking into account the results of their respective business units. In the case of CGI's senior executives, there is an even stronger emphasis on closely aligning executives' financial interests with those of all shareholders through incentive compensation.

This report outlines the main features of CGI's executive compensation policy and programs.

The Human Resources Committee of the Board of Directors

The committee is responsible for reviewing and making recommendations to the Board of Directors of the Company in relation to the appointment and compensation of senior executives, including the design and entitlements under short and long-term incentive and benefit plans and the corporate objectives that the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and other senior executive officers are responsible for meeting. It is similarly responsible for all matters related to the compensation of the Company's independent directors. The committee also reviews and makes recommendations to the Board of Directors in relation to succession plans for senior executive officers.

The committee is made up of Messrs. David L. Johnston, Chair of the committee, Claude Boivin, Claude Chamberland, and Robert Chevrier, all of whom are independent directors. The committee met four times in fiscal 2008. Mr. Johnston's role and responsibilities as Chair of the Human Resources Committee are described below in the report of the Corporate Governance Committee under the heading *Role and Responsibilities of the Lead Director and Standing Committee Chairs*.

In the course of its functions, the Human Resources Committee retains the services of Towers Perrin whose mandate is to:

- Provide the committee with information on market trends and best practices on executive and director compensation.

- Develop recommendations on the composition of the reference groups of companies used as the basis for determining the compensation of the directors, the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and other senior executive officers of the Company.

- Conduct market research and provide the committee with recommendations on the appropriate adjustments, if any, required to align the Company's compensation policy with the market as it applies to the directors, the Founder and Executive Chairman of the Board, the Chief Executive Officer and other senior executive officers.

- Review the design of the annual and long-term incentive programs and develop recommendations on the appropriate changes, if any, to reflect best practices and optimize the incentive strength of the programs.

Executive Compensation Policy

CGI's executive compensation policy emphasizes **incentive compensation linked to business success** to ensure that executives' financial interests are closely aligned with those of all shareholders. CGI measures business success on the basis of profit and growth as well as client and member satisfaction. To determine appropriate compensation levels, CGI executive positions are compared with similar positions within a reference group made up of companies leading their industry. These companies include information technology consulting firms and companies similar to CGI with regard to size, culture, operational and managerial complexity, and focus on high growth.

CGI uses reference groups to determine compensation for Named Executive Officers. The North American reference group is composed of Canadian and U.S. companies. For Named Executive Officers located outside of North America, a local market reference group is used based on the executive's location. With more than 35% of its revenues generated outside Canada, as well as constant international expansion, CGI must ensure that it offers competitive compensation in the challenging markets in which it operates and recruits high-performing executives. The Human Resources Committee reviews the composition of the reference groups annually.

CGI's executive compensation policy is aligned with the **median** compensation offered at companies in the appropriate CGI reference groups for performance that **meets** business objectives. However, due to the compensation policy's emphasis on incentive compensation, executive compensation can exceed the median for results that surpass business objectives, and reflect the top quartile of the appropriate reference group for superior results.

Executive Compensation Components

CGI's total executive compensation is made up of five components: a base salary, a short-term incentive plan, a long-term incentive plan, benefits and perquisites. In keeping with the Company's values, **incentive compensation** and **share ownership** are emphasized to ensure executives' interests are aligned with our profitability and growth objectives, which in turn results in increased value for all shareholders under normal market conditions. **CGI's executives do not participate in any defined benefit pension or retirement plans.**

Component	Description	Reference Group	Alignment with Reference Group
Base salary	Competitive annual base salary reviewed every year by the Human Resources Committee, based on each executive's responsibilities, competencies and contribution to the Company's success.	Local market reference group based on executive's location.	Aligned with **median** base salary offered in the reference group, while allowing for compensation above the median to recognize an executive's exceptional and sustained contribution to the Company's success.
Short-term incentive plan	Annual cash bonus based on achievement of business objectives in accordance with the CGI *Profit Participation Plan* (details are provided below).	North American reference group or local market reference group based on executive's location.	Aligned with **median** short-term incentive plan offered in the reference group, when business objectives are met.
Long-term incentive plan	Share option plan based on achievement of business objectives (details are provided below).	North American reference group or local market reference group based on executive's location.	Designed to align total compensation at the **median** of the reference group, while allowing for total compensation above the median to recognize an executive's exceptional performance, when business objectives are met.
Benefits	Group benefits and Share Purchase Plan.	Local market reference group based on executive's location.	Aligned with **median** benefits offered in the reference group.
Perquisites	Company car, financial counselling and medical exams.	Local market reference group based on executive's location.	Aligned with **median** perquisites offered in the reference group.

Profit Participation Plan: Annual Cash Bonus

CGI executives participate in the CGI *Profit Participation Plan*, a short-term incentive plan that pays an annual cash bonus **based on achievement of business objectives**, as approved at the beginning of the fiscal year by the Board of Directors on the recommendation of the Human Resources Committee (the "Profit Participation Plan"). The plan is designed to provide executives with an incentive to increase the profitability and growth of the Company, which in turn results in increased value for all shareholders.

The committee makes a recommendation to the Board of Directors in relation to the payment of bonuses under the Profit Participation Plan based on the Company's achievement of performance objectives.

Individual incentive awards are based on the executive's target bonus and the achievement of objectives. The target bonus varies as a percentage of base salary depending on the executive's position. The target bonus is then adjusted in accordance with a **performance factor** that is directly linked to the level of achievement of business objectives set out in the Company's annual plan. Executive bonus targets are reviewed annually to ensure they remain aligned with the Company's compensation policy and continue to be competitive within CGI's North American reference group or the local market reference groups.

Performance Factor

The performance factor used to adjust each executive's target bonus is based on two separate measures, profitability and growth, and reflects CGI's commitment to both aspects of the business. Achievement of profitability and growth objectives determines the performance factor that is applied to adjust the annual cash bonus. Such adjustment may result in a reduction or an increase in the bonus. In the latter case, the increase may not exceed two times the target bonus. The profitability measure is linked to Company profitability based on net earnings, and the growth measure is based on revenues for the year.

CGI believes that the Profit Participation Plan provides a tangible incentive for executives to ensure both the Company's profitability and long-term growth, while putting a stronger emphasis on profitability as per the Company's strategic plan.

The Founder and Executive Chairman of the Board or the President and Chief Executive Officer may from time to time exercise their discretion to recommend to the Human Resources Committee and the Board of Directors that incentive compensation otherwise payable in accordance with the Company's policies be varied based on the overall performance of the Company and exceptional market conditions.

The Human Resources Committee reserves the right to recommend to the Board of Directors to waive minimum requirements when exceptional strategic achievements that could increase the long-term value of the Company are realized during the year.

Long-Term Incentive Plan: Share Option Plan

CGI executives participate in the *Share Option Plan for Employees, Officers, Directors and Consultants of CGI Group Inc., its Subsidiaries and its Associates* (the "Share Option Plan"). Like the Profit Participation Plan, the Share Option Plan was designed to ensure that executives' interests are closely aligned with those of all shareholders. The Share Option Plan is administered by the Human Resources Committee.

The Share Option Plan was amended in April 2008 in order to allow the Company to recover taxes imposed on the Company by certain jurisdictions in respect of options granted to the Company's employees. Last year, only India imposed such taxes on stock options granted by the Company. The amendment was adopted in accordance with the Share Option Plan amending formula. Since the amendment was of an administrative nature, only the approval of the Toronto Stock Exchange was required for the amendment to take effect. The approval of the Toronto Stock Exchange was given on April 28, 2008.

The Share Option Plan is designed in line with the Company's ownership philosophy and fosters, together with other plans, the holding of CGI shares in accordance with rules proposed by the Human Resources Committee and adopted by the Board.

The total number of Class A subordinate voting shares authorized to be issued under the Share Option Plan is 49,567,227, representing 18.08% of the currently issued and outstanding Class A subordinate voting shares. The maximum number of options that may be issued in the aggregate to any single individual under the Share Option Plan cannot exceed 5% of the total number of Class A subordinate voting shares issued and outstanding at the time of the grant. As of December 12, 2008, options for an aggregate of 31,333,537 Class A subordinate voting shares are outstanding pursuant to the Share Option Plan, representing 11.43% of the currently issued and outstanding Class A subordinate voting shares.

Under the Share Option Plan as presently in force, the Board of Directors may at any time amend, suspend or terminate the Share Option Plan, in whole or in part, subject to obtaining any required approval from the Toronto Stock Exchange, the Company's shareholders or other regulatory authorities. More detailed information on the rules for amending the Share Option Plan are provided below under the heading *Amending formula*. Options may not be assigned, pledged or otherwise encumbered with the exception of bequests made in wills, or otherwise in accordance with the laws relating to successions.

Under the Share Option Plan, the Board of Directors, on the recommendation of the Human Resources Committee may grant to executives (and other eligible participants) options to purchase Class A subordinate voting shares. The exercise price of the options granted is determined by the Board of Directors and cannot be lower than the closing price for Class A subordinate voting shares on the Toronto Stock Exchange on the trading day immediately preceding the day on which the option is granted. The Board of Directors also determines the applicable exercise period and vesting rules.

The Company's current practice is to apply performance-based vesting rules for all options granted under the Share Option Plan as part of the Company's long-term incentive program. Consequently, the options granted as part of the long-term incentive for the 2008 and 2009 fiscal years become eligible to vest based on the achievement of profitability and growth objectives. Options that are not eligible to vest are forfeited and cancelled. Once the stock options eligible to vest are determined, such options vest over three years, with one-third vesting when the fiscal year's results are approved, one third vesting on the second anniversary of the grant, and the final third vesting on the third anniversary of the grant. This is in line with our talent retention objective.

Employees, officers, directors and consultants may receive options under the Share Option Plan. The only consultants who received options under the Share Option Plan were the members of CGI's *International Advisory Council*, an advisory body of influential business executives who met periodically with the Company's senior management team to discuss and provide advice on strategic issues related to CGI's penetration of key selected international geographies. The International Advisory Council ceased to exist in June of 2008.

Options that have been granted under the Share Option Plan cease to be exercisable upon the expiry of the term which cannot exceed ten years from the date of the grant. Upon resignation, termination or death, options that have not vested are forfeited, and vested options must be exercised during a period that is 90 days in the case of resignation or termination or 180 days if the option holder dies, subject to the extension of the exercise periods explained in more detail below. The Board of Directors, on the recommendation of the Human Resources Committee has the discretion to vary these periods and to accelerate the vesting period, provided that the maximum term for any option is 10 years from the time it is granted. See the heading *Separation Policy for Named Executive Officers* below for a description of option holders' rights upon resignation, termination or death.

Extension of exercise periods

Blackout periods

In keeping with CGI's *Policy on Insider Trading and Blackout Periods*, stock options must not be exercised by insiders when a trading blackout period is in effect. If the date on which an option expires occurs during a blackout period or within 10 business days after the last day of a blackout period, the date of expiry of the option will be the tenth business day after the blackout period.

Extensions for length of service

Retiring employees and retiring directors, as well as the estates of deceased option holders earn one day of extension for every three days of service to the Company, up to a maximum extension period of three (3) years. The extension period is earned pro-rata day by day during the option holder's service to the Company. The extension period for length of service cannot extend the life of an option beyond the period of time determined by the Board of Directors as the option term which may not exceed ten years from the date of grant.

Amending formula

The Board of Directors, on the recommendation of the committee, may amend, suspend or terminate the Share Option Plan, or amend any term of an issued and outstanding option provided that no amendment, suspension or termination may be made without:

- obtaining approval of the shareholders of the Company, except when approval is not required under the terms of the plan, as explained in more detail below;

- obtaining any required approval of any applicable regulatory authority or stock exchange; and

- in the case of issued and outstanding options, obtaining the consent or, subject to regulatory approval, the deemed consent of the concerned optionee in the event that the amendment materially prejudices the optionee's rights.

Shareholder approval is not required with respect to the following amendments, in as much as the amendment is in accordance with applicable regulatory requirements:

- changing the eligibility for, and limitations on, participation in the Share Option Plan;

- modifying the periods during which options may be exercised, subject to (i) the option period terminating on or before the tenth anniversary of the date of the grant of the option, and (ii) a maximum option exercise period extension of three years;

- changing the terms on which options may be granted and exercised including, without limitation, the provisions relating to the price at which shares may be purchased under the plan, vesting, expiry, assignment and the adjustments to be made in the event of certain changes such as stock splits that affect all shareholders;

- making amendments that are necessary to comply with applicable law or the requirements of any applicable regulatory authority or stock exchange;

- correcting or rectifying any ambiguity, defective provision, error or omission in the Share Option Plan; and

- changing the provisions of the Share Option Plan that relate to its administration.

Finally, any amendment that would reduce the subscription price of an issued and outstanding option, lead to a significant or unreasonable dilution of the outstanding shares or provide additional material benefits to insiders of the Company automatically requires shareholder approval.

In the case of an amendment that would reduce the subscription price of any outstanding option held by an insider or would extend the expiry date of options held by insiders beyond the exercise periods contemplated under the Share Option Plan, approval of the shareholders of the Company, other than the relevant insiders, must be obtained.

IMRglobal Corp. Share Option Plans

Following the acquisition of IMRglobal Corp. ("IMR") in July 2001, CGI continued the stock option plans of IMR. The plans in question are the *Directors' Stock Option Plan* (the "IMR Directors' Plan"), the *First Amended and Restated Stock Incentive Plan* (the "IMR Incentive Plan") and the *1999 Employee Stock Incentive Plan* (the "IMR 1999 Incentive Plan") (referred to together as the "IMR Option Plans"). As a result of the acquisition of IMR, all outstanding options to purchase shares of IMR became options to acquire Class A subordinate voting shares of the Company. Although each IMR option issued prior to the IMR acquisition remains subject to the terms of the IMR Option Plan under which it was issued, no new options have been or will be granted under the IMR Option Plans.

As of December 12, 2008, while 143,769 Class A subordinate voting shares remained reserved for issuance, there were no longer any options outstanding under the IMR Directors' Plan.

The IMR Incentive Plan was available to employees of IMR or any one of its subsidiaries as well as to non employee directors of IMR, consultants or other persons who rendered valuable services to IMR or any one of its subsidiaries. Options subject to the IMR Incentive Plan were granted at an exercise price equal to the fair market value of the underlying shares on the date of grant. The fair market value was defined as being the closing price of IMR stock on the Nasdaq National Market on the business day preceding the date of grant. Options issued under the IMR Incentive Plan may generally be exercised within a period not exceeding 10 years, except in the event of retirement, termination or death. As of December 12, 2008, while 3,203,807 Class A subordinate voting shares remained reserved for issuance, there were only 49,327 options outstanding under the IMR Incentive Plan.

The IMR 1999 Incentive Plan was available to employees of IMR or any of its subsidiaries. Executive officers and directors of IMR were not permitted to participate in the plan. Options subject to the terms of the IMR 1999 Incentive Plan were granted at an exercise price equal to the fair market value of the underlying shares on the date of grant. The fair market value was defined as being the closing price of IMR stock on the Nasdaq National Market on the business day preceding the date of grant. Options issued under the IMR 1999 Incentive Plan may generally be exercised within a period not exceeding 10 years, except in the event of retirement, termination or death. As of December 12, 2008, while 2,327,096 Class A subordinate voting shares remained reserved for issuance, there were only 288,087 options outstanding under the IMR 1999 Incentive Plan.

The Named Executive Officers do not hold any options under the terms of the IMR Option Plans.

Equity Compensation Plan Information as of September 30, 2008

Plan Category	Number of Class A subordinate voting shares to be issued upon the exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of Class A subordinate voting shares remaining available for future issuance under equity compensation plans (excluding shares issuable under outstanding options)
Equity compensation plans approved by securityholders	26,410,263	$9.36	14,153,972
Equity compensation plans not approved by securityholders[(a)]	347,475	$7.51	5,675,071
Total	26,757,738	$9.34	19,829,043

(a) These are the remaining options that are authorized for issuance under the IMRglobal Corp. Share Option Plans. No new options will be issued under these plans. See the heading *IMRglobal Corp. Share Option Plans* above for more information on these plans.

Stock Options Granted in Respect of Fiscal 2008

During fiscal 2008, 1,800,000 stock options were granted to the Named Executive Officers. All these options were granted for a term of 10 years and were eligible to vest based on the achievement of profitability and growth objectives for the year ended September 30, 2008. The details of these grants are shown in the table *Options granted during the last fiscal year* which appears below.

Vesting results for the options granted in respect of the fiscal year 2008

Based on the performance of CGI during fiscal 2008, 62.5% of the options granted to the Named Executive Officers in respect of the long-term incentive awards for the fiscal year 2008 were eligible to vest.

Of the foregoing options eligible to vest, one-third of the options have vested on November 9, 2008 when the results for the fiscal year ended September 30, 2008 were approved, one-third will vest on the second anniversary of the grant on October 1, 2009, and the final third will vest on the third anniversary of the grant on October 1, 2010. Options that were not eligible to vest as a result of the vesting conditions were forfeited and cancelled.

Vesting conditions for options granted for the year ending September 30, 2009

In keeping with its policy of tying the vesting of stock options to CGI's performance, the Board of Directors has set the vesting eligibility conditions for the options granted in respect of the 2009 fiscal year based on achievement of profitability and growth objectives. Once the stock options eligible to vest are determined based on the results achieved for the 2009 fiscal year, such options will vest over three years, with one-third vesting on the date that the 2009 fiscal year results are approved, one third vesting on the second anniversary of the grant, and the final third vesting on the third anniversary of the grant. Options that are not eligible to vest as a result of the vesting conditions will be forfeited and cancelled.

CGI believes that its restrictive performance-based approach demonstrates CGI's commitment to creating value for all shareholders and making executives accountable for the Company's success.

Compensation of the Founder and Executive Chairman of the Board and of the President and Chief Executive Officer

The compensation paid to Messrs. Serge Godin, Founder and Executive Chairman of the Board, and Michael E. Roach, President and Chief Executive Officer, is determined according to the same executive compensation policy that applies to all executives. As described above, this compensation policy emphasizes incentive compensation linked to business success to promote the creation of shareholder value.

For fiscal 2008, both Mr. Godin's and Mr. Roach's base salaries were $885,000. Both salaries were at the median base salary offered in their reference group.

Based on the Profit Participation Plan criteria, Messrs. Godin and Roach each earned a bonus for fiscal 2008 of $600,000. These amounts represented approximately 80% of their respective target bonus. The bonuses reflect the performance of CGI with regard to profitability and growth objectives. See the heading *Profit Participation Plan: Annual Cash Bonus* above.

Mr. Godin will donate his 2008 bonus to *Fondation jeunesse-vie*, a charitable organization that he founded in 2000, to expand its mission, especially in light of the sudden deterioration in the global economic situation, and to provide assistance to more persons in need.

Messrs. Godin and Roach received 500,000 and 700,000 options respectively under the Share Option Plan in respect of their remuneration for the fiscal year ended September 30, 2008. Based on our results, 62.5% of these options became eligible to vest according to the performance-based conditions of the Plan for fiscal 2008. One-third of the options eligible to vest vested on November 9, 2008 when the results for the fiscal year ended September 30, 2008 were approved, one-third will vest on the second anniversary of the grant on October 1, 2009, and the final third will vest on the third anniversary of the grant on October 1, 2010. Options that were not eligible to vest as a result of the vesting conditions were forfeited and cancelled

Compensation of Named Executive Officers

The summary compensation table that follows shows detailed information on total compensation for Serge Godin, *Founder and Executive Chairman of the Board*, Michael E. Roach, *President and Chief Executive Officer*, R. David Anderson, *Executive Vice-President and Chief Financial Officer*, as well as for the two other Named Executive Officers for services rendered during the fiscal years ended September 30, 2008, 2007, and 2006.

Summary Compensation Table

Name and Principal Position as at September 30, 2008		Annual Compensation			Long-Term Compensation		All Other Compensation
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Number of Securities Under Options Granted	Long-Term Incentive Plan Payouts ($)	($)
Serge Godin	2008	885,000	600,000[a]	—[f]	500,000[q]	n.a.	30,622[b]
Founder and	2007	754,000	875,846	—[f]	400,000[p]	n.a.	26,390[b]
Executive Chairman of the Board	2006	754,000	-	—[f]	500,000[n]	n.a.	26,273[b]
Michael E. Roach	2008	885,000	600,000	121,075[j]	700,000[q]	n.a.	30,477[b]
President and Chief	2007	700,000	813,120	81,143[j]	600,000[m]	n.a.	24,396[b]
Executive Officer	2006	649,029	-	76,733[j]	386,000[n]	n.a.	22,549[b]
R. David Anderson	2008	519,230	275,000	52,969[k]	200,000[q]	n.a.	15,577[b]
Executive Vice-	2007	475,000	413,820	66,782[k]	250,000[p]	n.a.	103,929[e]
President and Chief Financial Officer	2006	318,154	50,000	4,484[f,i]	20,000[n]	n.a.	9,277[b]
Donna S. Morea	2008	650,000[g]	377,358[g]	—[f]	200,000[q]	n.a.	24,646[c,g]
President US	2007	580,000[g]	350,000[g]	—[f]	125,000[m]	n.a.	19,898[b,g]
Operations and India	2006	561,000[g]	100,000[g]	—[f]	65,000[o]	n.a.	22,354[b,g]
Joseph I. Saliba	2008	685,840[h]	231,489[h]	390,156[h,l]	200,000[q]	n.a.	34,339[d,h]
President Europe and Australia	2007	467,059[h]	394,035[h]	538,841[h,l]	62,500[m]	n.a.	15,741[b,h]
	2006	461,096[h]	45,000[h]	375,027[h,l]	65,000[o]	n.a.	16,040[b,h]

(a) Mr. Godin will donate his 2008 bonus to *Fondation jeunesse-vie*, a charitable organization that he founded in 2000, to expand its mission, especially in light of the sudden deterioration in the global economic situation, and to provide assistance to more persons in need.

(b) This amount represents the Company's contribution in the name of the executive toward the Share Purchase Plan that is a benefit available to all of the Company's employees. Executives may contribute up to 3.5% of their base salary, which is fully matched by the Company. Contributions are used to purchase CGI Class A subordinate voting shares.

(c) This amount includes both the Company's contribution of US$22,146 in the name of the executive toward the Share Purchase Plan referred to above in note b) plus an amount of US$2,500 contributed by the Company toward the executive's U.S. 401(k) Plan that is a benefit available to all of the Company's U.S. employees.

(d) This amount includes the Company's contribution of US$8,481 in the name of the executive toward the Share Purchase Plan referred to above in note b), an amount of US$23,781 (£12,375) contributed by the Company toward the executive's U.K. defined contribution retirement plan that is a benefit available to all of the Company's U.K. employees, as well as an amount of US$2,077 contributed by the Company toward the executive's U.S. 401(k) Plan that is a benefit available to all of the Company's U.S. employees.

(e) This amount includes the Company's contribution of $14,250 in the name of the executive toward the Share Purchase Plan referred to above in note b), and an amount of $89,679 paid in fiscal 2007 by the Company to compensate the executive for losses incurred under the Management Stock Incentive Plan. The plan was discontinued in 2006.

(f) As the value of perquisites and other personal benefits is less than $50,000 and 10% of the aggregate salary and bonus for the particular fiscal year, its disclosure is not required under current disclosure rules.

(g) Ms. Morea is paid in U.S. dollars and for that reason these amounts are shown in U.S. dollars.

(h) Mr. Saliba was paid in U.S. dollars in 2006 and 2007, and in British pounds beginning in May, 2008 when he was permanently relocated to London, United Kingdom. These amounts are therefore disclosed in U.S. dollars and the amounts paid in 2008 in British pounds have been converted on the basis of the average exchange rate in effect for the period from May 2008 to September 2008 which was US$1.9217 for each British pound.

(i) This amount reflects interest paid by the Company in respect of interest on loans used to purchase Class A subordinate voting shares under the Management Stock Incentive Plan. The plan was discontinued in 2006 and as of December 11, 2007, no amount of indebtedness was outstanding.

(j) This amount includes $49,075, $9,143 and $28,734 in respect of a motor vehicle allowance and $72,000, $72,000 and $48,000 in respect of relocation allowance payments for 2008, 2007 and 2006 respectively.

(k) This amount includes $16,365 and $6,614 in respect of a motor vehicle allowance, $36,604 and $55,803 in respect of relocation allowance payments for 2008 and 2007 respectively, and $4,365 reflecting interest paid in fiscal 2007 by the Company in respect of interest on loans used to purchase Class A subordinate voting shares under the Management

Stock Incentive Plan. The plan was discontinued in 2006 and as of December 11, 2007, no amount of indebtedness was outstanding.

(l) This amount includes US$66,075, US$36,000 and US$36,000 in respect of a motor vehicle allowance, US$324,081, US$502,841 and US$339,027 for additional living expenses and tax equalization payments, for 2008, 2007 and 2006 respectively.

(m) These options were granted in fiscal 2006 but represent the fiscal 2007 long term incentive award and the vesting conditions were based solely on the Company's performance for the fiscal year ended September 30, 2007. Based on that performance, 100% of the options granted in respect of the 2007 fiscal year have vested.

(n) The vesting conditions for the options granted as part of the long term incentive for the fiscal year ended September 30, 2006 were based solely on the Company's performance. Based on that performance, 50% of the options granted in respect of the 2006 fiscal year have vested and the remainder have been forfeited and cancelled.

(o) The vesting conditions for the options granted as part of the long term incentive for the fiscal year ended September 30, 2006 are based solely on the Company's performance. Based on that performance, 75% of these options have vested and the remainder have been forfeited and cancelled.

(p) The vesting conditions for the options granted as part of the long term incentive for the fiscal year ended September 30, 2007 are based solely on the Company's performance. Based on that performance, 100% of these options have vested.

(q) The vesting conditions for the options granted as part of the long term incentive for the fiscal year ended September 30, 2008 are based on the Company's performance. Based on that performance, 62.5% of these options have vested and the remainder have been forfeited and cancelled.

Separation Policy for Named Executive Officers

The Named Executive Officers are covered by the Company's separation policy that applies to selected officers. The policy ensures that they receive appropriate and equitable treatment, in line with industry standards, should their employment be terminated by the Company. The separation policy provides for compensatory payments to the Named Executive Officers in case of termination without cause by the Company or their resignation following significant reductions in their responsibilities and/or compensation.

Severance Payment and Benefits

The separation policy provides for a severance payment equal to two times the sum of the base salary and cash bonus under the Profit Participation Plan (the bonus amount is defined as the average bonus paid in the last three years before termination, to a maximum of the target bonus for the current year). Medical, dental and life insurance benefits continue for a period of 24 months following the termination date. However, disability benefits end on the termination date. Eligibility for other fringe benefit plans and specific benefits is subject to the detailed provisions of the separation policy.

Cash Bonus

Any cash bonus earned by a Named Executive Officer for the year under the Profit Participation Plan is payable following the termination and is pro-rated in proportion to the length of time during the fiscal year that the Named Executive Officer remained in the Company's employment. The pro-rated bonus is payable after the end of the fiscal year in question.

Share Options

Share options that are not vested on the termination date are forfeited, unless otherwise decided by the Board of Directors on the recommendation of the Human Resources Committee. Vested share options that have not been exercised on the termination date must be exercised within 90 days of the termination date unless otherwise decided by the Board of Directors on the recommendation of the Human Resources Committee, but cannot, in any event, be exercised beyond the normal 10-year exercise period.

Outplacement Services

The Company will pay outplacement services fees for re-employment assistance, up to a maximum of 10% of the senior officer's base salary.

Stock Options

Options granted during the last fiscal year

The following table shows the options granted during or in respect of fiscal 2008 to the Named Executive Officers.

Name	Securities under options granted[(a)] (#)	% of Total options granted to employees during the fiscal year	Exercise price ($/share)	Market value of securities underlying options at the date of grant ($/share)	Expiration date
Serge Godin	500,000	6.41%	$11.39	$11.39	October 1, 2017
Michael E. Roach	700,000	8.98%	$11.39	$11.39	October 1, 2017
R. David Anderson	200,000	2.56%	$11.39	$11.39	October 1, 2017
Donna S. Morea	200,000	2.56%	$11.39	$11.39	October 1, 2017
Joseph I. Saliba	200,000	2.56%	$11.39	$11.39	October 1, 2017

(a) The vesting results for these options are described above under the heading *Vesting results for the options granted in respect of the 2008 fiscal year.*

Options exercised during the last fiscal year and financial year-end option values

The following table shows the number of shares covered by the options granted to Named Executive Officers exercised during the fiscal year ended on September 30, 2008, and the aggregate value realized at the time of exercise.

The table also shows the total number of shares covered by unexercised options, held as of September 30, 2008, and the value of unexercised in-the-money options at year-end.

Name	Number of securities acquired on exercise	Aggregate value realized ($)	Unexercised options at year-end[(a)] (#)		Value of unexercised in-the-money options at year-end [(a)(b)] ($)	
			Exercisable	Non-exercisable	Exercisable	Non-exercisable
Serge Godin	-	-	1,877,730	500,000	$2,135,891	-
Michael E. Roach	-	-	1,553,075	700,000	$2,725,501	-
R. David Anderson	-	-	362,040	200,000	$513,826	-
Donna S. Morea	-	-	368,188	200,000	$597,045	-
Joseph I. Saliba	-	-	309,438	200,000	307,332	-

(a) Number of securities takes into account 2 for 1 stock splits effective May 21, 1998 and January 7, 2000.
(b) Based on $9.31, the closing price on the Toronto Stock Exchange of Class A subordinate voting shares as of September 30, 2008.

Compensation of Directors

Board and Standing Committee Fees

Messrs. Serge Godin, André Imbeau, Michael E. Roach and Mrs. Paule Doré are not compensated for their roles as directors of the Company.

For the year ended September 30, 2008, the compensation paid to the independent directors was as follows:

Component	Amount
Board retainer	$40,000
Lead Director retainer	$15,000
Committee annual retainer	
Members	$2,000
Audit Committee Chair	$12,500
Committee Chairs (Except Audit Committee)	$10,000
Per-meeting fees	
Board	$1,500
Audit and Risk Management Committee	$2,500
Human Resources Committee	$2,500
Corporate Governance Committee	$2,500

For the year ended September 30, 2008, a total cash compensation of $430,156 was paid to the directors. A further amount of $294,151 was paid to directors in the form of Deferred Stock Units such that the total compensation received by CGI's directors in Fiscal 2008 was $724,306.

Stock Options and Deferred Stock Units Granted to Directors

Members who join the Board of Directors for the first time are entitled to a grant of 4,000 stock options on the date of their election or appointment. In addition, members of the Board of Directors receive annually a grant of 4,000 options. These options are granted to directors under the CGI Share Option Plan.

Members of the Board of Directors may choose to receive part or all of their retainer fees in DSUs. The number of DSUs granted to a member is equal to the amount of the retainer due to be paid in DSUs divided by the closing price of CGI's Class A subordinate voting shares on the Toronto Stock Exchange on the day immediately preceding the payment date. Once granted, the value at any time of the DSUs credited to a director's DSU account is determined based on the market price of CGI's Class A subordinate voting shares.

The value of DSUs is payable only upon the member's departure from the Board of Directors. The amount paid corresponds to the number of DSUs accumulated by the member multiplied by the average closing price of CGI's Class A subordinate voting shares during the 30 business days immediately preceding the member's departure date. The amount is paid in cash and is subject to applicable withholding taxes.

For each DSU purchased with retainer fees, the director receives two stock options under the Share Option Plan. Each option is issued with a 10-year exercise period and vests at the time of grant. The exercise price is equal to the closing price of CGI's Class A subordinate voting shares on the Toronto Stock Exchange on the trading day immediately preceding the date of the grant.

28

The vesting of the 4,000 options granted to the members of the Board of Directors during the year ended September 30, 2008 under the Share Option Plan depended on the achievement of profitability and growth objectives. The performance targets required to be met in order for the stock options to vest were the same as those set for the Named Executive Officers. Based on CGI's performance for the fiscal year ended September 30, 2008, 62.5% of the options granted in fiscal 2008 to the directors became eligible to vest. One-third of the shares eligible to vest based on the achievement of the objectives vested on November 9, 2008 when the results for the fiscal year ended September 30, 2008 were approved, one-third will vest on the second anniversary of the grant on October 1, 2009, and the final third will vest on the third anniversary of the grant on October 1, 2010. Options that were not eligible to vest as a result of the vesting conditions were forfeited and cancelled.

Indebtedness of Directors and Named Executive Officers

As of December 12, 2008, no directors, Named Executive Officers, former directors or former senior officers of the Company were indebted to the Company.

Performance Graph

The following graph compares the annual variations in the total cumulative return on CGI's Class A subordinate voting shares with the total cumulative return of the S&P/TSX and NASDAQ stock indexes, for the past five financial years of the Company, as well as the period ended December 12, 2008.



	Sep 2003	Sep 2004	Sep 2005	Sep 2006	Sep 2007	Sep 2008 - Dec 2008	
CGI	100.00	108.83	108.83	93.73	145.84	119.21	112.68
S&P/TSX	100.00	106.86	120.41	126.39	151.18	117.06	86.22
NASDAQ	100.00	118.85	153.72	167.92	206.22	176.53	128.93

Value of $100 invested on September 30, 2003

REPORT OF THE CORPORATE GOVERNANCE COMMITTEE

The Corporate Governance Committee of the Board of Directors has responsibility for all corporate governance matters including making recommendations to the Board of Directors in relation to Board and standing committee composition. The Corporate Governance Committee also administers the self-assessment process for the Board, its standing committees and individual directors.

The committee is composed of Messrs. Claude Boivin, Chair of the committee, Jean Brassard, Thomas P. d'Aquino and Gerald T. Squire, all of whom are independent directors. The committee met four times during fiscal 2008.

Mr. Boivin's role and responsibilities as Chair of the Corporate Governance Committee are described under the heading *Role and Responsibilities of the Lead Director and Standing Committee Chairs* below.

Corporate Governance Practices

Adherence to high standards of corporate governance is a hallmark of the way CGI conducts its business. The disclosure that follows sets out CGI's corporate governance practices.

CGI's corporate governance practices conform to those followed by U.S. domestic companies under the *New York Stock Exchange* listing standards.

CGI's Shareholders

CGI's shareholders are the first and most important element in the Company's governance structures and processes. At each annual general meeting, the Company's shareholders elect the members of the Company's Board of Directors and give them a mandate to manage and oversee the management of the Company's affairs for the coming year. Shareholders have the option of withholding their votes from individual directors, should they wish to do so.

In the normal course of operations, certain corporate actions which may be material to CGI are initiated from time to time by the Company's senior management and, at the appropriate time, are submitted to CGI's Board of Directors for consideration and approval. When appropriate, such matters are also submitted for consideration and approval by CGI's shareholders. All such approvals are sought in accordance with the charters of the Board of Directors and standing committees, CGI's corporate governance practices and applicable corporate and securities legislation. Messrs. Serge Godin and André Imbeau, respectively CGI's *Founder and Executive Chairman of the Board,* and CGI's *Executive Vice-Chairman of the Board and Corporate Secretary,* are members of the Board of Directors of CGI and, as of December 12, 2008, beneficially owned, directly or indirectly, or exercised control or direction over, shares of CGI representing respectively 46.52% and 6.98% of the votes attached to all of CGI's outstanding voting shares.

Mandate, Structure and Composition of the CGI Board of Directors

The Corporate Governance Committee and the Board of Directors are of the view that the size and composition of the Board of Directors and its standing committees are well suited to the circumstances of the Company and allow for the efficient functioning of the Board of Directors as an independent decision-making body.

Board of Directors and Committee Charters

Each standing committee operates according to its charter approved by the Board of Directors which sets out the committee's duties and responsibilities. The Board of Directors and standing committee charters are contained in CGI's *Fundamental Texts* which may be found as Appendix A to CGI's *2008 Annual Information Form* which was filed with the Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI's web site at www.cgi.com. A copy of the *2008 Annual Information Form* will be provided promptly to shareholders upon request. The charters are hereby incorporated by reference from the *Fundamental Texts* as follows:

- Board of Directors charter .... page 18
- Corporate Governance Committee charter .... page 27
- Human Resources Committee charter .... page 33
- Audit and Risk Management Committee charter........................ page 38

The following table summarizes the structure, responsibilities and membership of each of the Company's standing committees.

COMMITTEE	MEMBERSHIP
Audit and Risk Management Committee Composed entirely of independent directors elected by CGI's shareholders, the Audit and Risk Management Committee is mandated by the Board of Directors to recommend the appointment of the external auditors and the terms of their engagement, review with the auditors the scope of the audit review; review with the auditors and management the effectiveness of the Company's accounting policies and practices, the Company's internal control procedures, programs and policies and the adequacy and effectiveness of the Company's internal controls over the accounting and financial reporting systems within the Company; review related party transactions; and review and recommend to the Board of Directors the approval of the Company's interim and audited annual financial statements and all public disclosure documents containing audited or unaudited financial information.	Eileen A. Mercier (Chair) Robert Chevrier Gerald T. Squire Robert Tessier
Corporate Governance Committee Composed entirely of independent directors elected by CGI's shareholders, the Corporate Governance Committee is responsible for developing the Company's approach to Board governance issues and the Company's response to corporate governance requirements and guidelines; reviewing the composition of the Board of Directors, its standing committees and members and recommending Board nominees; carrying out the annual Board of Directors self-assessment process; overseeing the orientation program for new directors; and helping to maintain an effective working relationship between the Board of Directors and management.	Claude Boivin (Chair) Jean Brassard Thomas P. d'Aquino Gerald T. Squire
Human Resources Committee Composed entirely of independent directors elected by CGI's shareholders, the Human Resources Committee is responsible for reviewing and making recommendations to the Board of Directors for the appointment of senior executives of the Company and for determining the terms of their employment; it also performs functions such as reviewing and making recommendations to the Board of Directors in relation to succession planning and the compensation of directors and senior executive officers, as well as such other matters that the committee may consider suitable with respect to compensation or as may be specifically directed by the Board of Directors from time to time.	David L. Johnston (Chair) Claude Boivin Claude Chamberland Robert Chevrier

Roles and Responsibilities of the Executive Chairman and of the CEO

Elected by the shareholders, the Board of Directors has delegated to senior management the responsibility for day-to-day management of the business of the Company in accordance with the Company's *Operations Management Framework* which has been adopted by the Board of Directors. The *Operations Management Framework* sets out the overall authority of the Company's management team as well as the level of management approval required for the various types of operations and transactions that make up the ordinary course of the Company's business.

As a result of adjustments to the responsibilities of the Company's senior management which took effect on January 31, 2006, Serge Godin's title was changed to Founder and Executive Chairman of the Board and Michael E. Roach, previously President and Chief Operating Officer, became President and Chief Executive Officer ("CEO"). The Executive Chairman's role which includes responsibility for the office of the Executive Vice-Chairman, allows Mr. Godin to devote more time to the development and implementation of strategic initiatives, including strengthening the Company's partnerships with existing clients and fostering key relationships that lead to new business, including large outsourcing contracts and accretive acquisitions. The CEO reports to the Executive Chairman and for that reason the Executive Chairman is a senior executive officer of the Company and is not an independent chairman of the Board.

All operational and all other corporate functions report to the CEO who, jointly with the management team, develop the strategies and corporate objectives which are approved by the Board of Directors. Each year the Human Resources Committee assesses the performance of the management team in achieving the objectives and makes recommendations to the Board of Directors in relation to the vesting of stock options and the payment of bonuses to senior executives under the Company's *Profit Participation Plan*.

Taken together, the *Operations Management Framework* and the corporate objectives approved by the Board of Directors annually define the scope of management's authority and responsibilities, including those of the Executive Chairman and of the CEO, in relation to the Company's day to day operations and the attainment of its objectives. The Executive Chairman and the CEO table reports to the Board of Directors at each regularly scheduled Board meeting and their performance relative to objectives is assessed annually. Ultimately, the Board of Directors reports to the shareholders at the Annual General Meeting of shareholders.

Roles and Responsibilities of the Lead Director and Standing Committee Chairs

Lead Director

The Charter of the Board of Directors which is incorporated by reference in this Management Proxy Circular (see the heading *Mandate, Structure and Composition of the CGI Board of Directors* above), requires that the Board of Directors appoint a Lead Director from among the independent directors. The Lead Director is responsible for ensuring that the Board of Directors acts independently of the Company's management, is in full control of the Company's affairs, alert to its obligations to the shareholders and that it is in a position to evaluate management's performance objectively.

On February 5, 2008, as part of the normal Board of Directors succession process, Mr. Robert Chevrier took over as Lead Director, a position that Mr. Claude Boivin had held since January 2003.

In fulfilling his responsibilities the Lead Director provides input to the Executive Chairman in the preparation of Board of Directors meeting agendas, sets the agenda for and chairs the meetings of the independent directors, and leads the annual self evaluation process for the Board of Directors.

In conjunction with the Executive Chairman, the Lead Director facilitates the effective and transparent interaction of Board members and management. The Lead Director also provides feedback to the Executive Chairman and acts as a sounding board with respect to strategies, accountability, relationships and other issues.

Standing Committee Chairs

The role and responsibilities of each of the Chairs of the standing committees of the Board of Directors are set forth in the charter of each committee. The standing committee charters are incorporated by reference in this Management Proxy Circular (see the heading *Mandate, Structure and Composition of the CGI Board of Directors* above).

The chair of each committee is responsible for leading the committee's work and, in that capacity, ensuring that the committee's structure and mandate is appropriate and adequate to support the discharge of its responsibilities, that the committee has adequate resources as well as timely and relevant information to support its work, and that the scheduling, organization and procedures of committee meetings provide adequate time for the consideration and discussion of relevant issues. The committee chair is responsible for ensuring that the effectiveness of the committee is assessed on a regular basis.

The committee chair presides the committee's meetings and works with the Corporate Secretary and with the Executive Chairman and with the Company's concerned executive officers in setting both the calendar of the committee's meetings and the agendas for each meeting and has as well the authority to convene special meetings of the committee as the committee chair sees fit. The committee chair acts as liaison with the Company's management in relation to the committee's work program and ensures that the committee reports to the full Board of Directors at each subsequent meeting of the Board of Directors in relation to the committee's deliberations, decisions and recommendations.

Criteria for Tenure on the CGI Board of Directors

Each year, the Corporate Governance Committee reviews all of the Company's corporate governance practices as part of an exercise that takes place well in advance of the annual preparation and review of the Company's Management Proxy Circular, so that these policies, including those that govern the conditions for tenure on our Board of Directors, receive careful consideration apart from the year-end and annual general meeting preparation cycle.

Independence

CGI's corporate governance practices require that a majority of the members of CGI's Board of Directors be independent. This means that they must be and remain free from any material ties to the Company, its management and its external auditors that could, or could reasonably be perceived to, materially interfere with the directors' ability to act in the best interests of the Company, and otherwise in keeping with industry best practices and the definitions of independence applicable under stock exchange and securities regulators' governance guidelines and rules.

The Board of Directors has concluded that the position of Lead Director, in place since 1996, ensures that the Board of Directors is able to act independently of management in an effective manner. The office of executive chairman of the board of the Company does not impair the ability of the Board of Directors to act independently. The Lead Director holds regular meetings of the independent directors without related directors present. The Lead director held six such meetings during the year ended September 30, 2008.

The Board of Directors has determined that the directors identified as being independent in this Management Proxy Circular do not have interests in or relationships with CGI or with either of CGI's significant shareholders, Messrs. Serge Godin, Founder and Executive Chairman of the

Board of CGI and André Imbeau, Founder, Executive Vice-Chairman of the Board and Corporate Secretary of CGI, that could, or could reasonably be perceived to, materially interfere with the directors' ability to act in the best interests of the Company, and that they are therefore independent under the applicable guidelines and rules.

The independence of the Board of Directors and its standing committees is further enhanced because their charters provide that they may engage outside advisors as needed. In addition, individual directors may also engage outside advisors with the authorization of the Chair of the Corporate Governance Committee.

Expertise and financial and operational literacy

CGI's corporate governance practices require that all independent members of CGI's Board of Directors be both financially and operationally literate. The financial literacy of individual Board members need not be as extensive as that of members who sit on CGI's Audit and Risk Management Committee. Having operational literacy means that the director must have substantial experience in the execution of day to day business decisions and strategic business objectives acquired as a result of meaningful past experience as a chief executive officer or as a senior executive officer in another capacity but with a broad responsibility for operations.

The directors' experience and subject matter expertise is examined by the Corporate Governance Committee annually when it reviews and makes recommendations to the Board of Directors in relation to succession planning for the Board of Directors in the context of the Board of Directors and standing committee self-evaluation process (see the heading *Participation in the annual self-assessment process* below). Expertise in the industry vertical markets in which the Company operates, operational expertise and literacy, and financial literacy make up the key criteria that are used to select candidates for Board membership, to review and determine the composition of CGI's Board, and to assess the performance of directors annually as part of the annual Board of Directors and standing committee self-evaluation process. The Board's objective in relation to its composition is to ensure that it has expert representation for each of the Company's targeted vertical markets.

The members of the Board who serve on the Company's Audit and Risk Management Committee must be operationally literate and be financially literate in the sense of having the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by CGI's financial statements, and otherwise in keeping with applicable governance standards under applicable securities laws and regulations.

The Corporate Governance Committee and the Board of Directors have determined that all members of the Audit and Risk Management Committee are financially literate and that two of the members of the committee, the committee Chair, Mrs. Eileen A. Mercier and Mr. Robert Chevrier have financial expertise as required by the New York Stock Exchange corporate governance rules and the rules adopted by the U.S. *Securities and Exchange Commission* ("SEC") in accordance with the *Sarbanes Oxley Act of 2002*. Mrs. Mercier acquired her expertise during the course of her career including in her capacity as *Senior Vice-President and Chief Financial Officer* of Abitibi-Price Inc. from 1990 to 1995. Mr. Chevrier is a chartered accountant and was formerly CEO of Rexel Canada Inc. (formerly Westburne Inc.) and in that capacity supervised its principal financial officer.

The remaining members of the Audit and Risk Management Committee, Messrs. Gerald T. Squire and Robert Tessier, are financially literate in the sense that their knowledge and skills necessary to allow them to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by CGI's financial statements.

Both Mr. Squire and Mr. Tessier acquired their financial literacy while serving as chief executive officers for Cooperators Group Limited and Gaz Métro Inc., respectively. In their roles as chief executive officers they were each responsible for the supervision of the chief financial officer of their respective companies and were ultimately responsible for operations as well as accounting and financial reporting. In addition, Mr. Squire held various management positions spanning his career of more than 47 years in the insurance business that also contributed to his financial literacy. Prior to his role at Gaz Métro Inc., Mr. Tessier had been President and Chief Executive Officer of Alstom Canada, a manufacturer of power and railway equipment, a position that similarly contributed to Mr. Tessier's financial literacy.

Attendance at Board and Standing Committee Meetings

The committee monitors director attendance and, in addition to considering attendance in relation to the recommendation for directors to be proposed for election at the Annual General Meeting of shareholders, the committee discloses the attendance record for all directors in the Management Proxy Circular. The overall attendance rate for CGI's Board of Directors for fiscal 2008, including special meetings, was 96% for the Board of Directors, 100% for the Audit and Risk Management Committee, 100% for the Human Resources Committee and 100% for the Corporate Governance Committee. Detailed meeting and attendance information is provided in the following table.

Board and Standing Committee Meetings and Attendance Year ended September 30, 2008					
Director	**Board Meetings Attended**		**Committee Meetings Attended**		
	6 regular, 2 special meetings		**Audit** 5 regular meetings **Governance** 3 regular meetings, 1 special meeting **Human Resources** 4 regular meetings		
Claude Boivin	8 of 8	100%	Governance (Chair) Human Resources	4 of 4 4 of 4	100% 100%
Bernard Bourigeaud	1 of 1[(a)]	100%			
Jean Brassard	8 of 8	100%	Governance	3 of 3[(c)]	100%
Claude Chamberland	7 of 8	89%	Human Resources	4 of 4	100%
Robert Chevrier	7 of 8	89%	Audit Human Resources	5 of 5 4 of 4	100% 100%
Thomas P. d'Aquino	7 of 8	89%	Governance	4 of 4	100%
Paule Doré	8 of 8	100%			
Serge Godin (Chair)	8 of 8	100%			
André Imbeau	8 of 8	100%			
David L. Johnston	7 of 8	89%	Human Resources (Chair)	4 of 4	100%
Eileen A. Mercier	7 of 8	89%	Audit (Chair)	5 of 5	100%
Michael E. Roach	8 of 8	100%			
C. Wesley M. Scott	7 of 7[(b)]	100%	Audit	5 of 5	100%
Gerald T. Squire	8 of 8	100%	Audit Governance	5 of 5 4 of 4	100% 100%
Robert Tessier	8 of 8	100%	Governance Audit	1 of 1[(d)] 2 of 2[(c)]	100% 100%

(a) Mr. Bourigeaud's attendance only reflects the meeting held after he joined the Board on August 14, 2008.

(b) Mr. Scott's attendance only reflects meetings held prior to his leaving the Board on August 11, 2008.

(c) Messrs. Brassard's and Tessier's attendance reflects attendance following their appointment to the committee.

(d) Mr. Tessier's attendance reflects attendance prior to his leaving the committee.

Share Ownership Guidelines for Directors

A share ownership guideline was adopted for directors on June 15, 2004. CGI's directors are required to hold at least 10,000 Class A subordinate shares or DSUs within the later of i) three years of their election or appointment to the Board of Directors and ii) three years from the adoption of the guideline on June 15, 2004. All directors' holdings respect the guideline.

The share ownership on the part of the Company's independent directors and the date on which their holding must meet the minimum level of share ownership are set out in the following table.

Independent Directors' Share Ownership[a]						
Director	Year	Number of Class A shares	Number of DSUs	Total Number of shares and DSUs	Total "at risk" value of shares and DSUs[b]	Shares or DSUs to be acquired to meet minimum ownership level	Date by which minimum ownership level must be met
Claude Boivin	2008	104,596	6,169	110,765	$974,732	n.a.	Complies with ownership guidelines
	2007	106,596	6,169	112,765	$1,317,095		
	Change	**(2,000)**	**-**	**(2,000)**	**($342,363)**		
Bernard Bourigeaud	2008	-	-	-	-	10,000	August 14, 2011
	2007	n.a.	n.a.	n.a.	n.a.		
	Change	n.a.	n.a.	n.a.	n.a.		
Jean Brassard[c]	2008	1,593,886	-	1,593,886	$14,026,196	n.a.	Complies with ownership guidelines
	2007	1,593,886	-	1,593,886	$18,616,588		
	Change	**-**	**-**	**-**	**($4,590,391)**		
Claude Chamberland	2008	11,396	15,915	27,311	$240,337	n.a.	Complies with ownership guidelines
	2007	11,396	12,367	23,763	$277,552		
	Change	**-**	**3,548**	**3,548**	**($37,215)**		
Robert Chevrier	2008	10,000	10,200	20,200	$177,760	n.a.	Complies with ownership guidelines
	2007	10,000	7,590	17,590	$205,451		
	Change	**-**	**2,610**	**2,610**	**($27,691)**		
Thomas P. d'Aquino	2008	-	10,590	10,590	$93,192	n.a.	Complies with ownership guidelines
	2007	-	6,520	6,520	$76,154		
	Change	**-**	**4,070**	**4,070**	**$17,038**		
David L. Johnston	2008	25,026	27,742	52,768	$464,358	n.a.	Complies with ownership guidelines
	2007	26,771	22,896	49,667	$580,111		
	Change	**(1,745)**	**4,846**	**3,101**	**($115,753)**		
Eileen A. Mercier	2008	15,774	13,830	29,604	$260,515	n.a.	Complies with ownership guidelines
	2007	15,774	11,286	27,060	$316,061		
	Change	**-**	**2,544**	**2,544**	**($55,546)**		
Gerald T. Squire	2008	25,000	19,214	44,214	$389,083	n.a.	Complies with ownership guidelines
	2007	25,000	14,950	39,950	$466,616		
	Change	**-**	**4,264**	**4,264**	**($77,533)**		
Robert Tessier	2008	11,000	16,664	27,664	$243,443	n.a.	Complies with ownership guidelines
	2007	11,000	13,116	24,116	$281,675		
	Change	**-**	**3,548**	**3,548**	**($38,232)**		

(a) 2008 information is provided as of December 12, 2008 and 2007 information is provided as of December 11, 2007. The minimum ownership level for directors is 10,000 shares and/or DSUs.

(b) Based on the closing prices of the Company's shares on the Toronto Stock Exchange on December 12, 2008 and December 11, 2007 respectively.

(c) The number of shares shown for Mr. Brassard combines the 238,475 Class A subordinate voting shares and 1,355,411 Class B shares owned or controlled, directly or indirectly, by Mr. Brassard.

Availability and Workload

The Board of Directors has endorsed the Corporate Governance Committee's recommendation not to adopt formal guidelines on the number of boards or committees on which independent directors may sit on the basis that the contribution of each director to the work of the Board of Directors forms part of the Board of Directors self-assessment process and that arbitrary limits might not serve the interests of the Company.

Mrs. Eileen A. Mercier serves on the audit committees of three other companies, Mr. Robert Chevrier serves on two other audit committees and Messrs. Squire and Tessier each serve on the audit committee of one other company. The Board of Directors and the Corporate Governance Committee have determined that the service of the members of the Audit and Risk Management Committee on those other committees does not impair their capacity to serve the Company's Audit and Risk Management Committee effectively.

Conflicts of Interest

A process is in place for directors to acknowledge annually CGI's *Code of Ethics and Business Conduct* in the same way as officers and employees, and all the directors have done so. All directors have also declared their interests in all other companies where they serve as directors or officers. The Board of Directors has endorsed the Corporate Governance Committee's recommendation to maintain the practice of having directors tender their resignation for consideration upon a major change in their principal occupation.

Participation in the orientation and education program

Each new director participates in a formal orientation and education program. The program consists of a detailed presentation of the Company's current three year strategic plan, coupled with a series of meetings between the new director and i) the Founder and Executive Chairman of the Board, ii) the Lead Director, iii) the President and Chief Executive Officer, iv) the chair of each standing committee to which the director will be assigned, and v) other key senior executive officers of the Company. Depending on the director's experience and background and the results of the executive meetings, additional meetings may be scheduled. In addition to the executive briefings, new directors receive the CGI *Director Reference and Orientation Binder*, a comprehensive set of documents containing both public and non-public information concerning the Company, which includes, detailed information in relation to the Company; its operations; financial condition; management structure; policies and public disclosure record; the work programs and minutes of past meetings of the Board of Directors and of its standing committees; biographies of CGI's key senior officers; and materials related to the director's duties and responsibilities, including, a synopsis of the Company's insurance coverage for directors and officers liability; CGI's *Guidelines on Timely Disclosure of Material Information and Transactions in Securities by Insiders* (see the heading *Guidelines on Disclosure of Information* below); and the Company's process for reporting transactions in its shares carried out by its insiders.

In addition to the formal orientation program, presentations on a variety of topics are provided to the Board of Directors by management on a regular basis and directors receive updates on business and governance initiatives as well as responses to questions raised by the members of the Board of Directors from time to time. Directors who wish to do so may make arrangements with the Corporate Secretary to participate, at CGI's expense, in board-level industry associations or conferences, to attend continuing education courses that are relevant to their role as a director of the Company or otherwise to pursue activities that contribute in a meaningful way to the value they bring to CGI's Board of Directors.

Participation in the annual self-assessment process

The Lead Director, in concert with the Corporate Governance Committee, coordinates an annual self-assessment of the effectiveness of the Board of Directors as a whole, of the standing committees of the Board, and of the contribution of individual directors. The Corporate Governance Committee is also responsible for establishing the competencies, skills and personal qualities it seeks in new Board members with a view to adding value to the Company, and directors are assessed against the contribution they are expected to make. This assessment is based on annual questionnaires to which directors respond.

Separate questionnaires cover the assessment of the Board as a whole and the individual directors' contributions. Once the responses are received by the Lead Director, he compiles and analyses the results. He then discusses the self assessments with each director. Following the one-on-one discussions with directors, the Lead Director then reviews the overall results of the self-assessment process with the Founder and Executive Chairman of the Board, and with the chairs of the standing committees. The Corporate Governance Committee then meets to review the results of the self-assessment process and subsequently presents the final result to the Board of Directors for discussion.

The Board of Directors reviews the assessment of its performance and the recommendations provided by the Corporate Governance Committee annually with the objective of increasing the Board's effectiveness in carrying out its responsibilities. The Board of Directors takes appropriate action based on the results of the review process.

Retirement Age and Director Term Limits

The Board of Directors has endorsed the Corporate Governance Committee's recommendation not to adopt a formal retirement age or term limits for directors.

CGI's success is due in large measure to the Company's experience and expertise in its vertical markets. The selection criteria for CGI's Board of Directors which are explained above under the heading *Expertise and financial and operational literacy* recognize this and are designed to ensure that the Company has subject matter experts on the Board of Directors who can effectively provide intelligence, experience, expertise and business and operational insight into each of the Company's industry vertical markets. Qualified directors who meet our selection criteria are in very short supply, particularly because conflicting commitments eliminate many individuals who could otherwise be valuable candidates for service on the Company's Board of Directors.

Imposing a term limit or an arbitrary retirement age would unnecessarily expose the Company to losing valuable resources that could not be easily replaced. The Corporate Governance Committee and the Board of Directors are therefore of the view that a mandatory retirement age or term limits might arbitrarily and needlessly deprive the Board of Directors of valuable resources.

As with the other aspects of our corporate governance practices, director term limits and the Board of Directors retirement policy are reviewed annually. When the time comes to discuss term limits or a retirement age, the directors who would be affected in the event that such limits were adopted, withdraw from the meeting and abstain from voting on the matter.

Nomination Process for the Board of Directors

The responsibility for nominating candidates to the Company's Board of Directors ultimately lies with the Board of Directors. The Board of Directors relies on the nomination recommendations of the Corporate Governance Committee.

Based on the results of the Board of Directors self-evaluation (see the heading *Participation in the annual self-assessment process* above) or on its own assessment from time to time of the needs of the Company, the committee may recommend that the composition of the Board or its standing committees be varied in order to ensure that it continues to serve the best interests of the Company and to ensure an appropriate succession of directors. By way of example, when it is appropriate to do so, additional directors may be appointed to committees so as to ensure that knowledge is passed along in order to facilitate a smooth transition should the need arise.

When changes to Board composition are required, potential candidates are identified on the basis of their expertise and knowledge in the industry vertical markets in which the Company operates and their operational and financial literacy. The Corporate Governance Committee, the Executive Chairman, the Chair of the Corporate Governance Committee and the Lead Director consult with each other with respect to the actions to be taken and the necessary steps are then taken to evaluate the candidates and confirm their willingness to serve on the Board of Directors.

Once the selection of candidates is made, the committee recommends to the Board of Directors that the candidate or candidates be either appointed by the Board of Directors if there is a vacancy to be filled, or be nominated for election at the next meeting of shareholders.

In August 2008, Mr. C. Wesley M. Scott stepped down from the Board of Directors following seven years as a director of the Company during which his experience and financial acumen made a valuable contribution to the Company's success. On the recommendation of the Corporate Governance Committee, the Board appointed Mr. Bernard Bourigeaud to fill the vacancy resulting from Mr. Scott's departure. Mr. Bourigeaud brings vast experience in information technology, finance and consulting to the Company's Board as well as a deep understanding of the global market place for information technology services that will contribute to the execution of the Company's global strategy.

Board of Directors Participation in Strategic Planning

The Board of Directors is directly and closely involved in the preparation and approval of CGI's rolling three-year strategic plan which is reviewed and assessed annually by the Board of Directors.

CGI has adopted a bottom-up process for budgeting and strategic planning in order to ensure that the resulting business plan is as closely attuned as possible to maximizing the Company's business opportunities and mitigating operational and other risks. The Board of Directors receives a detailed briefing early in the planning process covering all aspects of CGI's strategic planning so that the directors may contribute to the process in a meaningful way before the final business plan has taken shape.

For example, in 2005 the Company modified its strategic planning process by shifting from a static three year plan to a rolling three year plan. For that purpose the Board of Directors met to review and discuss the first iteration of the rolling three-year plan in early February 2005. The directors received additional information and had the opportunity to contribute to the planning process during subsequent Board meetings and the first rolling three year plan was approved by the Board in September 2005. In subsequent years, in keeping with the new three-year rolling format, the strategic plan is presented for discussion with the directors in July and it is subsequently approved in September. The shift to a rolling three-year planning process provides a greater opportunity for the directors to contribute to the strategic planning process. In addition to the formal planning process, every Board meeting agenda features a standing item entitled *Directors' Round Table* that serves as a forum for continuing free-ranging discussion between the Board and management in relation to the Company's strategic direction.

Guidelines on Disclosure of Information

CGI's *Guidelines on Timely Disclosure of Material Information and Transactions in Securities of CGI by Insiders* adopted by CGI's Board of Directors (the "Guidelines") set out the essential principles underlying the Company's disclosure practices in keeping with the rules of regulatory authorities and best disclosure practices. The Guidelines are contained in CGI's *Fundamental Texts* which may be found as Appendix A to CGI's *2008 Annual Information Form* which was filed with the Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI's web site at www.cgi.com. A copy of the *2008 Annual Information Form* will be provided promptly to shareholders upon request.

Under the Guidelines, the Board of Directors has the responsibility to oversee the content of the Company's major communications to its shareholders and the investing public. The Board of Directors believes that it is management's role to communicate on behalf of the Company with its shareholders and the investment community. The Company maintains an effective investor relations process to respond to shareholder questions and concerns. In 2004 the Company adopted the CGI *Shareholder Partnership Management Framework* ("SPMF"). The SPMF structures the processes and information flows between CGI and its shareholders as well as with the investment community, including both the buy-side (institutional investors) and sell-side (investment dealers) research analysts. CGI obtained ISO 9001 certification for the application of the SPMF in the Company's operations.

As part of the SPMF process, CGI conducts a survey of sell-side analysts and institutional shareholders annually as a means of measuring shareholder satisfaction. The survey is designed to provide insights so that the Company can improve its investor relations program.

In 2008, CGI's shareholder satisfaction assessment program was changed so that it is now based on a scale of one to six rather than a scale of one to ten. The change was made to facilitate the comparison of the result obtained by CGI to similar assessments carried out by other public companies. The 2008 assessment process returned an overall score for CGI of 4.8 out of six which compares very favourably to the average score for other public companies of 4.6 out of six.

Following the annual assessment, suggestions for improvement received in the course of the survey are acted upon as a means of assuring continuous improvement.

The Board of Directors reviews and, where required, approves statutory disclosure documents prior to their dissemination to the market and to the Company's shareholders.

The Charter of the Board of Directors which is incorporated by reference in this Management Proxy Circular (see the heading *Mandate, Structure and Composition of the CGI Board of Directors* above) provides that directors' duties include the oversight of the integrity of the Company's internal control and management information systems. The Audit and Risk Management Committee has the primary responsibility under its charter to review the internal control and management information systems of the Company. The committee reports to the Board of Directors in that regard.

Directors' Compensation

The Human Resources Committee reviews directors' compensation periodically. In determining directors' remuneration, the committee considers the directors' time commitment, directors' compensation offered by the companies comprised in the reference group of companies used as a guide in determining compensation matters, and the risks and responsibilities that the directors of the Company assume in keeping with roles of the Board of Directors and of the standing committees. See the heading *Compensation of Directors* in the report of the Human Resources Committee above.

Codes of Ethics and Business Conduct

CGI's *Code of Ethics and Business Conduct* and its *Executive Code of Conduct* are contained in CGI's *Fundamental Texts* which may be found as Appendix A to CGI's 2008 *Annual Information Form* which was filed with the Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI's web site at www.cgi.com. A copy of the 2008 *Annual Information Form* will be provided promptly to shareholders upon request.

All of CGI's members, officers and directors are subject to CGI's *Code of Ethics and Business Conduct* that must be reviewed and acknowledged by each member, officer and director on an annual basis.

The Board of Directors monitors compliance with the *Code of Ethics and Business Conduct* and under the Board of Directors charter is responsible for any waivers of the codes' provisions granted to directors or officers. No such waivers have been granted to date.

It is the Corporate Governance Committee that is principally responsible for the annual review of the *Code of Ethics and Business Conduct*, overseeing compliance with the code of ethics, reviewing any request to waive or exempt from its application, and making recommendations on these matters to the Board of Directors.

Under the terms of the *Code of Ethics and Business Conduct* all of CGI's members are required to comply with the code and to see that it is complied with. The code requires that infractions be reported to management and the corporate secretary is specifically mandated with receiving reports of infractions and reporting them to the Corporate Governance Committee and to the Board of Directors.

The Board of Directors has established procedures approved by the Audit and Risk Management Committee for the receipt, retention, and treatment of complaints regarding accounting, internal accounting control or auditing matters as well as other breaches of the *Code of Ethics and Business Conduct* or of the *Executive Code of Conduct*. In that regard, the Company adopted the *CGI Serious Ethical Incidents Reporting Policy* which allows members who wish to submit a complaint to do so via a third party ethics reporting hotline and secure web site which assures that members who wish to preserve their anonymity are able to do so with confidence. The Audit and Risk Management Committee is primarily responsible for receiving and dealing with these incident reports. A report on the process and on incident reports received is provided quarterly to the Audit and Risk Management Committee by the head of the internal audit department.

A program for the integration of new members ensures that new members receive an orientation that familiarizes them with CGI's policies, their responsibilities as members and the benefits to which they are entitled. In order to ensure that all our members are aware of the importance that the Company attaches to compliance with the *Code of Ethics and Business Conduct*, each new member is informed about the code and the process for reporting ethics breaches, and is required to undertake in writing to comply with the code. This written undertaking is renewed annually at the same time as the member's evaluation.

CGI's *Leadership Institute* regularly provides an intensive series of courses designed to ensure that new managers are familiar with CGI's methods of operation and its policies, including the *Code of Ethics and Business Conduct* and the process for reporting breaches.

In addition, the Company provides an electronic portal that ensures that all members have access to the Company's policies, including the code of ethics and the process for reporting breaches.

These measures are augmented by the internal audit department, the internal controls review function, and the law department, each of which tables a quarterly report with the Audit and Risk Management Committee on the matters for which they are responsible. These reports may include reports of breaches of the code of ethics when such breaches are raised in internal audit mandates or in claims made against the Company.

In addition to CGI's *Code of Ethics and Business Conduct*, CGI's principal executive and financial officers, including the *Founder and Executive Chairman of the Board,* the *Founder, Executive Vice-Chairman of the Board and Corporate Secretary,* the *President and Chief Executive Officer* and the *Executive Vice-President and Chief Financial Officer*, the principal accounting officer or controller, and other persons performing similar functions, are subject to CGI's *Executive Code of Conduct* which they are required to review and acknowledge on an annual basis.

Relationship with Shareholders

In accordance with the recommendation of the Human Resources Committee, the vesting of stock options is linked to the Company's performance in relation to the objectives of profitability and growth set by the Board of Directors on the recommendation of the Human Resources Committee. CGI now provides for the vesting of stock options entirely dependent on the achievement of our objectives, with forfeiture of options that do not vest. See the heading *Vesting results for the options granted in respect of the 2008 fiscal year* above.

CGI implemented the SPMF which forms part of the Company's ISO certification. See the heading *Guidelines on Disclosure of Information* above for a more detailed discussion of the SPMF.

Decisions Requiring the Consent of CGI's Shareholders

In the normal course of operations certain corporate actions which may be material to CGI are initiated from time to time by the Company's senior management and, at the appropriate time, are submitted to CGI's Board of Directors for consideration and approval. When appropriate, such matters are also submitted for consideration and approval by CGI's shareholders. All such approvals are sought in accordance with the charters of the Board of Directors and standing committees, CGI's corporate governance principles and applicable corporate and securities legislation. Messrs. Serge Godin and André Imbeau, respectively CGI's *Founder and Executive Chairman of the Board* and *Founder, Executive Vice-Chairman of the Board and Corporate Secretary*, are members of the Board of Directors of CGI and, as of December 12, 2008, beneficially owned, directly or indirectly, or controlled or directed shares of CGI representing respectively 46.52% and 6.98% of the votes attached to all of CGI's outstanding voting shares.

REPORT OF THE AUDIT AND RISK MANAGEMENT COMMITTEE

The Audit and Risk Management Committee of the Board of Directors is composed entirely of independent directors who meet the independence and experience requirements of *National Instrument 52-110* adopted by the *Canadian Securities Administrators* as well as those of the *New York Stock Exchange* and of the U.S. *Securities and Exchange Commission*.

The Audit and Risk Management Committee is composed of Mrs. Eileen A. Mercier, Chair of the committee, and Messrs. Robert Chevrier, Gerald T. Squire and Robert Tessier. The committee met five times during fiscal 2008. Mrs. Mercier's role and responsibilities as Chair of the Audit and Risk Management Committee are described above in the report of the Corporate Governance Committee under the heading *Role and Responsibilities of the Lead Director and Standing Committee Chairs*.

The role and responsibilities of the Audit and Risk Management Committee are contained in the committee's charter. The Audit and Risk Management Committee's charter forms part of CGI's *Fundamental Texts* and the charter is incorporated by reference in this Management Proxy Circular (see the heading *Mandate, Structure and Composition of the CGI Board of Directors* above) and is available on CGI's web site at www.cgi.com. The responsibilities of the Audit and Risk Management Committee include, among others:

(a)   reviewing all public disclosure documents containing audited or unaudited financial information concerning CGI;

(b)   identifying and examining the financial and operating risks to which the Company is exposed and reviewing the various policies and practices of the Company that are intended to manage those risks. The Audit and Risk Management Committee regularly reports to the Board of Directors concerning risk management;

(c)   reviewing and assessing the effectiveness of CGI's accounting policies and practices concerning financial reporting;

(d)   reviewing and monitoring CGI's internal control procedures, programs and policies and assessing their adequacy and effectiveness;

(e)   reviewing the adequacy of CGI's internal audit resources including the mandate and objectives of the internal auditor;

(f)   recommending to the Board of Directors the appointment of the external auditors, asserting the external auditors' independence, reviewing the terms of their engagement and pursuing ongoing discussions with them;

(g)   reviewing all related party transactions in accordance with the rules of the *New York Stock Exchange* and other applicable laws and regulations;

(h)   reviewing the audit procedures including the proposed scope of the external auditors' examinations; and

(i)   such other responsibilities that are usually attributed to audit committees or as directed by the Board of Directors.

External Auditors' Independence

The Audit and Risk Management Committee is required to assert the independence of CGI's external auditors. To this end, the Audit and Risk Management Committee entertains discussions with the external auditors on applicable criteria and obtains yearly confirmations from them as to their independence.

Auditor Independence Policy

In order to satisfy itself as to the independence of the external auditors, the Audit and Risk Management Committee has adopted an auditor independence policy which covers (a) the services that may and may not be performed by the external auditors, (b) the governance procedures to be followed prior to retaining services from the external auditors, and (c) the responsibilities of the key participants. The following is a summary of the material provisions of the policy.

Performance of Services

Services are either acceptable services or prohibited services.

The acceptable services are: (a) audit and review of financial statements, (b) prospectus work, (c) audit of pension plans, (d) special audits on control procedures, (e) tax planning services on mergers and acquisitions activities, (f) due diligence relating to mergers and acquisitions, (g) tax services related to transfer pricing, (h) sales tax planning, (i) research and interpretation related to taxation, (j) research relating to accounting issues, (k) proposals and related services for financial structures and large tax planning projects, (l) preparation of tax returns, and (m) all other services that are not prohibited services.

The prohibited services are: (a) bookkeeping services, (b) design and implementation of financial information systems, (c) appraisal or valuation services or fairness opinions, (d) actuarial services, (e) internal audit services, (f) management functions, (g) human resources functions, (h) broker-dealer services, (i) legal services, (j) services based on contingency fees, and (k) expert services.

Governance Procedures

The following control procedures are applicable when considering whether to retain the external auditors' services:

For all services falling within the permitted services category, whether they are audit or non-audit services, a request for approval must be submitted to the Audit and Risk Management Committee through the *Executive Vice-President and Chief Financial Officer* prior to engaging the auditors to perform the services.

In the interests of efficiency, certain permitted services are pre-approved quarterly by the Audit and Risk Management Committee and thereafter only require approval by the *Executive Vice-President and Chief Financial Officer* as follows:

- The Audit and Risk Management Committee can pre-approve envelopes for certain services to pre-determined dollar limits on a quarterly basis;

- Once pre-approved by the Audit and Risk Management Committee, the *Executive Vice-President and Chief Financial Officer* may approve the services prior to the engagement;

- For services not captured within the pre-approved envelopes and for costs in excess of the pre-approved amounts, separate requests for approval must be submitted to the Audit and Risk Management Committee; and

- At each meeting of the Audit and Risk Management Committee, a consolidated summary of all fees by service type is presented including a break down of fees incurred within each of the pre-approved envelopes.

Key Participants' Responsibilities

Management and the Audit and Risk Management Committee are the two key participants.

The primary responsibilities of management are: (a) creating and maintaining a policy that follows Canadian and U.S. auditor independence standards, (b) managing compliance with the policy, (c) reporting to the Audit and Risk Management Committee all mandates to be granted to the external auditors and (d) monitoring and approving services to be performed within the pre-approved envelopes.

The primary responsibilities of the Audit and Risk Management Committee are: (a) nominating the external auditors for appointment by the Company's shareholders, (b) approving fees for audit services, (c) approving the auditor independence policy and amendments to the policy, (d) monitoring management's compliance with the policy, (e) obtaining yearly confirmations of independence from the external auditors, (f) monitoring five-year audit partner rotation requirements, (g) monitoring the twelve-month "cooling off" period when hiring members of the audit engagement team in a financial reporting oversight role, (h) reviewing the appropriateness of required audit fee disclosure, (i) interpreting the policy in the event that its application is unclear and (j) approving all auditor mandates or pre-approving envelopes for specific services.

It is clear under the Auditor Independence Policy that the Audit and Risk Management Committee has the ultimate responsibility to assert the independence of CGI's external auditors.

Related Party Transactions

The Audit and Risk Management Committee that is made up entirely of independent directors is responsible under its charter for reviewing and making recommendations to the Board of Directors in relation to any transaction in which a director or a member of senior management has an interest. To the extent that it is necessary to do so, the committee may retain outside advisors to assist it in reviewing related party transactions.

For more important transactions, the Board of Directors generally establishes an *ad hoc* committee made up entirely of independent directors that is mandated to review the transaction and to make a recommendation to the Board. Such committees may retain independent legal and accounting advisors to assist them in reviewing the transaction.

Whether it is the Audit and Risk Management Committee or an *ad hoc* committee, the committee mandated with reviewing the transaction tables its report with the Board of Directors and it is the Board of Directors that has the responsibility of approving the transaction if it determines that it is appropriate to do so.

Fees Paid to External Auditors

During the years ended September 30, 2008 and September 30, 2007, CGI paid the following fees to its external auditors:

Service retained	Fees paid	
	2008	**2007**
Audit fees	$3,786,221	$4,366,192
Audit related fees[a]	$2,823,827	$1,984,671
Tax fees[b]	$617,221	$812,281
All other fees[c]	-	$6,625
Total fees paid	**$ 7,227,269**	**$7,169,769**

(a) The audit related fees paid to the external auditors for the years ended September 30, 2008 and September 30, 2007 were in relation to service organization control procedures audits, accounting consultations and employee benefit plan audits.

(b) The tax fees paid to the external auditors for the years ended September 30, 2008 and September 30, 2007 were in relation to tax planning services on mergers and acquisitions and reorganization activities, research and interpretation related to taxation, support activities related to tax audit and preparation of personal tax returns, principally on behalf of expatriates. None of the persons for whom tax returns were prepared were officers of the Company.

(c) The other fees paid to the external auditors for the year ended September 30, 2007 were for advisory services related to human resources matters.

OTHER BUSINESS TO BE TRANSACTED AT THE ANNUAL GENERAL MEETING

Management of the Company is not aware of any matter to be submitted at the Meeting other than the matters set forth in the Notice of Meeting. Every proxy given to any person in the form of proxy that accompanied this Management Proxy Circular will confer discretionary authority with respect to amendments or variations to the items of business identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting.

ADDITIONAL INFORMATION

The Company will provide to any person, upon request to the Corporate Secretary of the Company, a copy of this *Management Proxy Circular*, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this *Management Proxy Circular*.

Additional financial and other information relating to the Company is included in its 2008 audited annual and unaudited quarterly financial statements, annual and quarterly *Management's Discussion and Analysis of Financial Position and Results of Operations* and other continuous disclosure documents which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For additional copies of this *Management Proxy Circular* or other financial information, please contact Investor Relations by sending an e-mail to ir@cgi.com, by visiting the Investors section on the Company's Web site at www.cgi.com or by contacting us by mail or telephone:

Investor Relations
CGI Group Inc.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
Canada
Tel.: (514) 841-3200

APPROVAL BY THE DIRECTORS

The Board of Directors of the Company has approved the content and the delivery of this Management Proxy Circular.



Serge Godin
Founder and Executive
Chairman of the Board



CGI

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